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03022597

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Editora Saraiva

*CURRENT ADDRESS

**FORMER NAME



PROCESSED JUN 19 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5046 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 6/9/03



Editora Saraiva

82-5046

03 JUN -2 AM 7:21

May , 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

ARIS
12-31-02

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,



João Luís Ramos Hopp
Chief Financial Officer


Editora
Saraiva

Enclosures

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since December, 2002.

	Schedule 1
1	FINANCIAL STATEMENTS OF LIVRARIA E PAPELARIA SARAIVA S.A. ON DECEMBER 31, 2002. (English translation attached hereto as Exhibit 01)
2	FINANCIAL STATEMENTS OF SARAIVA S.A. LIVREIROS EDITORES ON DECEMBER 31, 2002. (English translation attached hereto as Exhibit 02)
3	OPINION FROM INDEPENDENT AUDITORS ON DECEMBER 31, 2002. (English translation attached hereto as Exhibit 03)
4	DFP (STANDARD FINANCIAL STATEMENTS) – MANAGEMENT REPORT ON DECEMBER 31, 2002. (English translation attached hereto as Exhibit 04)
5	ANNUAL AND SPECIAL GENERAL MEETINGS – CALL NOTICE ON APRIL 24, 2003. (English translation attached hereto as Exhibit 05)

Livraria e Papelaria Saraiva S.A.

Balance Sheets

as of December 31, 2002 and 2001

(In thousand Reais)

Assets	2002	2001
Current Assets		
Cash and Banks	4.470	5.796
Financial investments	-	1.810
Receivables from customers	15.694	15.300
Inventories	44.335	39.592
Recoverable Taxes	1.239	277
Other receivables	1.502	320
Expenses of the next fiscal year	52	56
	67.292	63.151
Long term assets		
Deferred income tax and social contribution	6.666	5.772
In-court deposits	6.934	5.911
Other assets	2	2
	13.602	11.685
Permanent assets		
Investments	280	280
Fixed assets	22.331	25.902
Deferred	5.852	8.666
	28.463	34.848
	109.357	109.684

Liabilities and Stockholders' Equity	2002	2001
Current Liabilities		
Loans and financing	5.424	5.900
Suppliers	24.175	18.721
Taxes and social contributions	2.173	2.066
Provisions for vacation and charges	1.690	1.575
Payable accounts and expenses	2.380	2.694
	35.842	30.956
Long term liabilities		
Loans and financing	6.473	10.243
Provision for contributions and taxes	15.150	14.295
Others	866	660
	22.489	25.198
Stockholders' equity		
Capital stock	51.210	51.210
Capital reserves	2.190	2.190
Profit reserves	-	2.564
Cumulated losses	(2.374)	(2.434)
	51.026	53.530
	109.357	109.684

The notes to these statements are an integral part of the financial statements.

Livraria e Papelaria Saraiva S.A.

Statement of Income

for the fiscal years ended on December 31, 2002 and 2001

(in thousand Reais, except for net income for the fiscal year per share)

	2002	2001
Gross operating revenue	220.378	212.902
Deductions (ICMS, PIS and COFINS)	(22.332)	(20.331)
Net operating revenue	198.046	192.571
Sales cost	(124.983)	(119.756)
Gross Profit	73.063	72.815
Operating expenses (revenues)		
Sales	56.372	56.321
Administrative	10.471	9.778
Remuneration of officers	1.358	1.072
Financial expenses	4.186	4.034
Financial revenues	(765)	(1.094)
Depreciation and amortization	6.987	8.889
Others	138	(262)
	78.747	78.738
Operating loss	(5.684)	(5.923)
Non-operating Income	1.904	(114)
Loss before income tax and social contribution	(3.780)	(6.037)
Income tax and social contribution	1.276	2.009
The notes to these statements are an integral part of the financial statements.		
Net loss for the fiscal year	(2.504)	(4.028)
Net loss for the fiscal year per share (in R$)	(0,04)	(0,07)
Number of shares (000)	57.540	57.540

The notes to these statements are an integral part of the financial statements.

Livraria e Papelaria Saraiva S.A.

Statement of changes in stockholders' equity

for the fiscal years ended on December 31, 2002 and 2001

(In thousand Reais)

	Capital stock	Capital Reserves	Profit Reserves	Cumulated (Losses) profits	Total
Balances as of January 01, 2001	36.163	2.190	2.611	1.594	42.558
Resolution AGM / SGM of April 27, 2001:					
Capital increase with issue of shares	15.000	-	-	-	15.000
Capital increase with profit reserves	47	-	(47)	-	-
Net loss for the fiscal year	-	-	-	(4.028)	(4.028)
Balances as of December 31, 2001	51.210	2.190	2.564	(2.434)	53.530
Net loss for the fiscal year	-	-	-	(2.504)	(2.504)
Absorption of losses with profit reserves	-	-	(2.564)	2.564	-
Balances as of December 31, 2002	51.210	2.190	-	(2.374)	51.026

The notes to these statements are an integral part of the financial statements.

Livraria e Papelaria Saraiva S.A.

Statement of Origins and Investment of Funds

for the fiscal years ended on December 31, 2002 and 2001

(In thousand Reais)

	2002	**2001**
Origin of Funds		
From operations		
Net loss for the fiscal year	(2.504)	(4.028)
Items that do not affect the current capital		
Depreciation and amortization	8.562	11.381
Write-off of fixed and deferred assets	2.369	1.675
Provision for loss on investments	-	-
Deferred income tax and social contribution	(894)	(2.009)
Financial expenses of long term liabilities	912	1.001
Funds originated from operations	8.445	8.020
From stockholders and third parties		
Capital increase	-	15.000
Loans and financing obtained	1.195	2.060
Increase in long term liabilities	5.692	2.168
Capital reserve resulting from tax inducement	-	-
	15.332	27.248
Investment of Funds		
Acquisition of fixed assets and additions to deferred assets	4.547	2.291
Transfers to current liabilities	6.711	6.492
Reduction in long term liabilities	2.304	6.859
Increase in long term assets	2.515	2.569
	16.077	18.211
Increase in net current capital	(745)	9.037
Variations in net current capital		
Current assets	4.141	3.578
Current liabilities	4.886	(5.459)
	(745)	9.037

The notes to these statements are an integral part of the financial statements.

Cash increase (reduction) in the fiscal year	(363)	12.539
Statement of cash increase (reduction) in the fiscal year		
In the beginning of the fiscal year	7.606	5.552
In the end of the fiscal year	4.470	7.606
Cash increase (reduction) in the fiscal year	(3.136)	2.054

The notes to these statements are an integral part of the financial statements.

Livraria e Papelaria Saraiva S.A.

Statement of cash flows

for the fiscal years ended on December 31, 2002 and 2001

(In thousand Reais)

	2002	2001
From operating activities		
Net loss for the fiscal year	(2.504)	(4.028)
(Revenues) Expenses that do not affect the cash		
Depreciation and amortization	8.562	11.381
Write-off of fixed and deferred assets	1.370	1.675
Provision for bad debts	483	378
Deferred income tax and social contribution	(894)	(2.009)
Reversal of operating provisions	(2.047)	
Provision for contributions and taxes	5.602	
Financial expenses - interests and monetary variation	2.268	1.001
Gross cash generation	12.840	8.398
Variation of working capital		
(Increase) Reduction in receivables from customers	(876)	3.095
(Increase) Reduction in inventories	(4.743)	(1.375)
(Increase) Reduction in other receivables	(2.140)	(196)
Increase (Reduction) in suppliers	5.454	6.672
Increase (Reduction) in payable accounts and provisions	(529)	(1.764)
Increase (Reduction) in income tax and social contribution		
Cash generated by operating activities	10.006	14.830
From Investment activities		
Acquisition of fixed assets and additions to deferred assets	(4.547)	2.291
Receipts for sales of permanent assets		
Cash generated by investment activities	(4.547)	2.291
From financial activities		
Loans and financing obtained	1.195	2.060
Amortization of loans and financing	(7.197)	
	180	
Cash generated by financial activities	(5.822)	

02

03 JUN -2 AM 7:21

Saraiva S.A. Livreiros Editores
Public company
Balance Sheets
as of December 31, 2002 and 2001
(In thousand Reais)

	Editora		Consolidated	
Assets	2002	2001	2002	2001
Current assets				
Cash and Banks	508	1,463	4,978	9,070
Receivables from customers	26,244	28,750	40,642	43,769
Inventories	53,978	50,510	98,313	90,102
Recoverable Taxes	3,084	1,831	4,323	2,108
Other receivables	3,010	305	4,512	601
Expenses of the next fiscal year	161	1,359	213	1,415
	86,985	84,218	152,981	147,065
Long term assets				
In-court deposits	6,082	5,470	13,015	11,381
Deferred income tax and social contribution	2,477	4,013	9,144	9,785
Other assets	46	39	48	41
	8,605	9,522	22,207	21,207
Permanent assets				
Investments	51,780	54,282	1,079	1,079
Fixed assets	27,589	32,537	49,919	58,438
Deferred	3,680	5,554	9,533	14,220
	83,049	92,373	60,531	73,737
	178,639	186,113	235,719	242,009

	Editora		Consolidated	
Liabilities and Stockholders' Equity	2002	2001	2002	2001
Current Liabilities				
Loans and financing	18,523	8,419	23,947	14,319
Suppliers	19,914	32,573	42,793	51,013
Taxes and social contributions	961	1,612	3,132	3,678
Provision for vacation and charges	2,366	2,215	4,056	3,790
Payable accounts and expenses	4,614	7,925	6,995	10,595
Interests of officers	1,589	1,439	1,589	1,439
Interests on proper capital	8,616	7,864	8,616	7,864
Income tax	-	1,470	-	1,470
	56,583	63,517	91,128	94,168
Long term liabilities				
Provision for contributions and taxes	8,032	12,548	23,182	26,843
Loans and financing	22,659	21,809	29,132	32,052
Others	444	532	1,311	1,192
	31,135	34,889	53,625	60,087
Minor interests	-	-	45	47
Stockholders' equity				
Capital stock	36,880	34,715	36,880	34,715
Capital reserves	13,947	13,947	13,947	13,947
Profit reserves	38,857	37,808	38,857	37,808
Cumulated profits	1,237	1,237	1,237	1,237
	90,921	87,707	90,921	87,707
	178,639	186,113	235,719	242,009

The notes to these statements are an integral part of the financial statements.

Saraiva S.A. Livreiros Editores
Public company
Statement of Income
for the fiscal years ended on December 31, 2002 and 2001
(in thousand Reais, except for net income for the fiscal year per share)

	Editora		Consolidated	
	2002	2001	2002	2001
Gross operating revenue	180,032	201,699	391,863	407,929
Deductions (ICMS, PIS and COFINS)	(6,739)	(7,359)	(29,071)	(27,690)
Net operating revenue	173,293	194,340	362,792	380,239
Cost of products sold	(53,019)	(67,938)	(169,482)	(181,048)
Gross Profit	120,274	126,402	193,310	199,191
Operating expenses (revenues)				
Sales	47,889	53,058	104,234	109,353
Administrative	29,123	26,714	39,594	36,492
Remuneration of officers	2,270	1,816	3,628	2,888
Financial expenses				
Interests on proper capital	8,616	7,864	8,616	7,864
Other financial expenses	18,644	15,976	22,829	20,010
Financial revenues	(4,412)	(832)	(5,177)	(1,927)
Depreciation and amortization	6,740	6,314	13,727	15,203
Income from equity method	2,502	4,025	-	-
Others	(3,047)	(687)	(2,909)	(948)
	108,325	114,248	184,542	188,935
Operating Profit	11,949	12,154	8,768	10,256
Non-operating Income	977	(323)	2,880	(437)
Income before income tax and social contribution	12,926	11,831	11,648	9,819
Income tax and social contribution	(5,656)	(5,304)	(4,380)	(3,295)
Income for the fiscal year before interests of officers	7,270	6,527	7,268	6,524
Interests of officers	(1,589)	(1,439)	(1,589)	(1,439)
Net income for the fiscal year before minor interests	5,681	5,088	5,679	5,085
Minor interests in income	-	-	2	3
Net income for the fiscal year before reversal of interests on proper capital	5,681	5,088	5,681	5,088
Reversal of interests on proper capital	8,616	7,864	8,616	7,864
Net income for the fiscal year	14,297	12,952	14,297	12,952
Net income for the fiscal year per outstanding share (in R$)	0.62	0.56		
Number of outstanding shares (000)	22,983	23,269		

The notes to these statements are an integral part of the financial statements.

Saraiva S.A. Livreiros Editores
Public company
Statement of changes in stockholders' equity
for the fiscal years ended on December 31, 2002 and 2001
(In thousand Reais)

Parent Company	Capital stock	Capital reserves: Reserve for premium of subscribers	Capital reserves: Other Reserves	Profit reserves	Cumulated profits	Total
Balances as of January 01, 2001	34.460	8.513	4.990	33.555	1.237	82.755
Resolution AGM / SGM of April 26, 2001:						
Capital increase with reserves	234	-	-	(234)	-	-
Capital increase by private subscription						
approved by the Board of Directors on July 26, 2001	21	140	-	-	-	161
Cancellation of treasury shares						
approved by the Board of Directors on September 19, 2001	-	-	-	(29)	-	(29)
Resolution SGM of November 19, 2001:						
Extinction of preferred shares - PNA	-	-	-	(572)	-	(572)
Tax inducements on Income tax	-	-	304	-	-	304
Net income for the fiscal year	-	-	-	-	12.952	12.952
Proposal for destination of net income:						
Legal Reserve	-	-	-	648	(648)	-
Transfer to profit reserve	-	-	-	4.440	(4.440)	-
Interests on proper capital	-	-	-	-	(7.864)	(7.864)
Balances as of December 31, 2001	34.715	8.653	5.294	37.808	1.237	87.707
Resolution AGM / SGM of April 25, 2002:						
Capital increase with reserves	2.165	-	-	(2.165)	-	-
Acquisition of proper shares with profit reserve	-	-	-	(2.467)	-	(2.467)
Net income for the fiscal year	-	-	-	-	14.297	14.297
Proposal for destination of net income:						
Legal Reserve	-	-	-	715	(715)	-
Transfer to profit reserve	-	-	-	4.966	(4.966)	-
Interests on proper capital	-	-	-	-	(8.616)	(8.616)
Balances as of December 31, 2002	36.880	8.653	5.294	38.857	1.237	90.921

The notes to these statements are an integral part of the financial statements.

Saraiva S.A. Livreiros Editores
Public company
Notes to the Financial Statements
Saraiva S.A. Livreiros Editores
(In thousand Reais)
Public company

Statement of Origins and Investment of Funds

for the fiscal years ended on December 31, 2002 and 2001
(In thousand Reais)

	Editora		Consolidated	
	2002	2001	2002	2001
Origins of funds				
From operations				
Net income for the fiscal year	14.297	12.952	14.297	12.952
Items that do not affect the current capital				
Depreciation and amortization (includes amount appropriated to cost)	8.123	7.958	16.686	19.339
Equity method	2.502	4.025	-	-
Write-off of fixed and deferred assets	3.817	303	6.186	1.977
Provision for loss on investments	-	243	-	243
Financial expenses of long term liabilities	9.642	4.454	10.554	5.455
Deferred income tax and social contribution	1.448	(1.018)	553	(3.027)
Minor interests in the controlled company	-	-	(2)	(3)
Funds originated from operations	39.829	28.917	48.274	36.936
From stockholders and third parties				
Capital increase by subscription	-	161	-	161
Capital reserve resulting from tax inducement	-	304	-	304
Financing obtained	-	-	1.195	-
Reduction in long term assets	-	8.098	-	1.239
Increase in long term liabilities	2.794	2.078	8.485	4.247
	42.623	39.558	57.954	42.887
Investment of funds				
Acquisition of fixed assets and additions to deferred assets	5.119	6.584	9.666	8.875
Investments	-	304	-	304
Payment of capital in controlled company	-	15.000	-	-
Cancellation of shares	-	601	-	601
Acquisition of proper shares	2.467	-	2.467	-
Transfers to current liabilities	10.279	5.551	16.990	12.043
Proposed interests on proper capital	8.616	7.864	8.616	7.864
Increase in long term assets	2.251	4.592	4.765	5.101
Reduction in long term liabilities	4.190		6.494	-
	32.922	40.496	48.998	34.788
Increase (reduction) in net current capital	9.701	(938)	8.956	8.099
Variations in net current capital				
Current assets	2.767	(7.971)	5.916	1.123
Current liabilities	(6.934)	(7.033)	(3.040)	(6.976)
	9.701	(938)	8.956	8.099

The notes to these statements are an integral part of the financial statements.

Opinion from independent auditors

To
Directors and Stockholders of
Livraria e Papelaria Saraiva S.A.
São Paulo - SP

1. We have examined the balance sheets of Livraria e Papelaria Saraiva S.A. prepared as of December 31, 2002 and 2001 and the respective statements of income, changes in stockholders' equity and origins and investments of funds, for the fiscal years ended on such dates, prepared under the responsibility of its management. Our responsibility is to express an opinion on such financial statements.

2. Our examinations were conducted according to the audit standards applicable in Brazil and included: (a) the planning of the works, considering the relevance of the balances, the volume of transactions and the accounting and internal-control systems of the Company; (b) the finding, based on tests, of evidences and records that support the figures and the accounting information disclosed; and (c) the evaluation of the most relevant practices and accounting estimates adopted by the management of the Company, as well as the presentation of the financial statements as a whole.

3. In our opinion, the financial statements referred to above properly represent, in all relevant respects, the equity and financial position of Livraria e Papelaria Saraiva S.A. as of December 31, 2002 and 2001, the results of its operations, the changes in its stockholders' equity, and the origins and investments of funds, corresponding to the fiscal years ended on such dates, according to the accounting practices adopted in Brazil.

March 10, 2003.

KPMG Auditores Independentes
CRC 2SP014428/O-6

Fernando Octavio Sepúlveda Munita
Accountant CRC 1SP105080/O-0

Livraria e Papelaria Saraiva S.A.

Notes to the financial statements

Fiscal years ended on December 31, 2002 and 2001

(in thousand Reais)

1 Operating Context

Livraria e Papelaria Saraiva S.A. has as main activity the trading of books, stationery articles, audio and video products, periodicals and multimedia products. The distribution is made through the web-based sales platform and through a chain of stores comprised by 31 units, of which 13 Mega Stores and 18 conventional stores.

2 Presentation and preparation of the financial statements

The financial statements have been prepared based on the accounting practices set forth in the Brazilian corporate law and rules of the Brazilian Securities and Exchange Commission.

Description of the main accounting practices

a. *Financial investments*

Recorded at cost, plus earnings incurred up to the date of the balance sheets, which does not exceed the market value.

b. *Rights and obligations*

Adjusted according to the financial charges pursuant to the contracts and legislation in force, so as to reflect the amounts incurred up to the date of the balance sheets.

c. *Provision for bad debts*

Constituted in an amount deemed to be sufficient to meet any possible losses in the realization of receivables from customers and receivable checks. The credits deemed to be irrecoverable are directly taken to the income from the fiscal year.

d. *Inventories*

Evaluated at the average acquisition cost which does not exceed the market price.

e. *Investments*

Evaluated at the acquisition cost, deducted from provision for devaluation.

f. Fixed assets

Recorded at the acquisition, formation or construction cost. The depreciation is calculated by the straight line method at rates that take into consideration the useful life time of goods.

g. Deferred assets

Recorded at the acquisition or formation cost, refers to pre-operating expenditures with commercial assignment and expenses incurred before the initial operation of new stores. The amortization of such expenditures is carried out within the term of 5 years, or according to the provisions of lease agreements, from the initial commercial operation of such stores.

h. Income tax and social contribution

The taxes on profit or losses of the fiscal year include the current and deferred values.

The income tax and social contribution for the fiscal year are respectively calculated at the rate of 15% on the taxable profit, plus an addition of 10% and, at the rate of 9% on the adjusted accounting profit.

The deferred income tax and social contribution are presented in the current assets, and assets, according to Note No.8. They are recorded to reflect the future tax effects attributable on: temporary differences between the tax base for assets and liabilities and their corresponding accounting value; and, tax losses and negative bases for social contribution.

The deferred tax assets so constituted, considers the following aspects: a) it is based on the expectation of realization of the future taxable profit considering the tax rates in force on the date of the balance sheets; b) it is annually reviewed and adjusted in case any material change occurs to the expected taxable profits; and c) pursuant to the procedures adopted by the parent company, the accounting record in the financial statements meet the requirements of CVM Normative Instruction No. 371 of June 27, 2002.

(In thousand Reais)

3 Receivables from customers

	2002	2001
Credit cards	14,536	13,918
Receivable trade notes	118	199
Receivable checks	1,552	1,501
Others	2	60
Provision for bad debts	(514)	(378)
	15,694	15,300

4 Fixed assets

	Annual depreciation rate	2002	2001
Adjusted cost:			
Land	-	3	3
Building and constructions	4%	1,897	1,897
Furniture, utensils, facilities and equipment	10%	42,464	44,764
Equipment for data processing	20%	11,591	11,838
Vehicles	20%	252	219
Other fixed assets	-	635	596
		56,842	59,317
Cumulated depreciation		(34,511)	(33,415)
		22,331	25,902

(In thousand Reais)

5 Deferred assets

	2002	2001
Commercial assignment and pre-operating expenditures	22,988	25,063
Cumulated amortization	(17,136)	(16,397)
	5,852	8,666

6 Loans and financing

	2002	2001
Current:		
Financing in national currency:		
BNDES - FINEM	5,424	5,827
Itaú - FINAME	-	73
	5,900	5,424
Long term:		
Financing in national currency		
BNDES - FINEM	6,473	10,243

The composition of the long term per maturation year is as follows:

	2004	2005	2006	2007	Total
Total	2,783	2,188	1,402	100	6,473

The financing obtained with BNDES - FINEM was intended to the project for investment in Mega Stores and modernization of conventional stores, and are guaranteed by the parent company, equivalent to 100% on the financed value. On the principal, annual interests apply at a rate between 3% and 3.5%, plus Long Term Interest Rate (TJLP).

(In thousand Reais)

7 Related parties

The transactions among related parties included commercial operations of purchase and sale and loan with the parent company and were performed on an arms' length basis.

	2002	2001
Balances		
Current assets:		
Receivables	-	28
Current liabilities:		
Payables	1,304	277
Transactions		
Sales of goods	27	26
Purchase of goods	8,519	6,647

8 Deferred income tax and social contribution

The deferred income tax and social contribution have the following origin:

	2002	2001
Current (in item "Recoverable taxes")		
Other temporary differences	381	-
Long term assets:		
Legal actions PIS/COFINS	3,818	3,527
Tax loss on income tax	2,090	1,648
Negative base for social contribution	758	597
	6,666	5,772

(In thousand Reais)

CVM Instruction 371 of 06/27/2002

The company, according to the procedures adopted by the parent company as regards the requirements of the Brazilian Securities and Exchange Commission - CVM, based: **a)** on the expectation of generation of future taxable profits and positive cash flows, brought to present values; and b) on the history of profitability and positive cash flows for the last five years; thus meeting the provisions and conditions established in CVM instruction 371/02, acknowledged and recorded in its financial statements the deferred tax assets formed on the long term liabilities, represented by legal actions challenging federal taxes and, on the balance of tax losses and negative bases for social contribution.

In case of final decision for the legal actions filed, the estimate of realization of the deferred tax assets are concentrated in the next six years, namely:

Dates of balance sheets	**Realization of the deferred tax assets**	**Balance of the deferred tax assets**
Balance of the deferred assets on 12/31/2002	-	6,666
12/31/2003	306	6,360
12/31/2004	838	5,522
12/31/2005	1,512	4,010
12/31/2006	2,154	1,856
12/31/2007	1,227	629
12/31/2008	629	-

9 Provision for contributions and taxes

The Company discusses in court the legality of some federal taxes related to PIS, COFINS, Income Tax and CSLL.

In relation to the Legal Actions challenging the correction of inflationary indexes carried out by Law 8,880/94 - Real Plan with reflexes on the amounts to pay for Income Tax and CSLL, an additional provision was constituted equivalent to R$ 2,447, already discounting the tax effects arising from a more conservative position in relation to the perspective of gain.

(In thousand Reais)

Pursuant to Art. 11 of MP 38/02, the Company liquidated in the fiscal year, a portion of its contingent liabilities represented by a Legal Action which sought the division of PIS debt into installments. The payment, with release of fine and interests, the latter calculated only on the period from February 1999 to July 2002, was made in the fiscal year in six equal, successive installments plus SELIC interest. The net effect led to the income of the fiscal year, already discounting the tax effects, represent the amount equivalent to R$ 1,715.

The composition of the provision is as follows:

	2002	**2001**
PIS - Division into installments with 1% interest without fine	-	5,444
PIS/COFINS - Increase of the base and increase of the rate	7,193	4,931
Income Tax/CSLL - Real Plan - Law No. 8,880/94	7,957	3,920
	15,150	14,295

10 Stockholders' equity

The capital stock, fully paid in, in the amount of R$ 51,210 (R$ 51,210 in 2001), is represented by 57,539,843 common shares with par value of R$ 0.89 (R$ 0.89 in 2001).

All shares are entitled to a minimum dividend of 25% of the adjusted net profit for each fiscal year.

11 Financial instruments

The financial instruments contained in the balance sheets, related to cash and banks, recoverable and deferred taxes, loans and financing, when compared with the amounts that could be obtained in their negotiation in an active market or, in their absence, with the present net value adjusted based on the interest rate in force in the market, materially approximate to their corresponding market values. The market value for financing of BNDES are identical to the accounting balance, since there are no similar instruments in the national market with comparable maturation and interest rates.

The Company did not realize operations with derivatives in the fiscal year.

12 Non-operating Income

In August 24, 2002, the Company had one of its warehouses reached by fire. The facilities, as well as the entire operating assets, including the inventories were covered by insurance policy. The income assessed with the write-off of assets, considering the insurance coverage, was positive in R$ 2,035 and is registered in the non-operating result.

13 Insurance Coverage

On December 31, 2002, the Company had an insurance coverage against fire and several risks in relation to the fixed assets and to inventories, for amounts sufficient to cover eventual losses.

Livraria e Papelaria Saraiva S.A.

Board of Directors

Jorge Eduardo Saraiva
Chairman

Henriqueta da Fonseca Saraiva
Vice-Chairman

Ruy Mendes Gonçalves
Member

Direction

Ruy Mendes Gonçalves
President Director

José Luiz Machado Alvim de Próspero
Superintendent Director

Ledward Bueno de Camargo Júnior
Director of Purchases and Logistics

Davi Hernandes Garcia
Accountant
CRC-1SP146453/O-4

10.01 - MANAGEMENT REPORT

1. HIGHLIGHTS

The year of 2002 has recorded important events to Saraiva. Editora obtained an excellent level of approval in the MEC's [Ministry of Education] pedagogical evaluation for the participation in sales within the scope of the National Program for Didactic Books for the school year of 2004 (PNLD/2004), the sales of which must occur up to the end of 2003. The areas of didactic books (private market) and legal books demonstrated a new growth, specially for the latter, with an 18% increase in sales.

Livraria, in sequence to the project of expansion of the chain of physical stores, opened another Mega Store and also arranged for the contracting to open two units in strategically-chosen places. The online retail operation presented a material evolution. Our e-commerce represented 11% of our total retailing operations, one of the largest shares in the domestic market.

The consolidated net profit for the fiscal year was of R$ 14.3 million, presenting a 10% growth in relation to the prior year.

2. SCENARIO AND MARKET

The national macro-economical context of 2002 was marked by the turbulence in financial markets. The slowdown of world economy and the anxiety with the uncertainties of the presidential succession process caused a strong devaluation of currency and increase in interests and inflation. This scenario impacted the production sectors and prevented a more expressive economical growth.

However, with the government transition being conducted in a democratic manner and with the financial liability commitment undertaken by the new government, the perspectives of a scenario of economical growth have improved.

It is also important to underline that the new government has declared that it will intensify the investments in education, a crucial fact to endorse the expectation of a long-term sustainable growth.

Some fundamental data must be underlined which, while demonstrating the extensive advancements obtained, evidence a high potential for growth of Brazilian education and, as a consequence, the areas of engagement of Saraiva:

✓ The number of enrolled students grew from 43 million in 1994 to 59 million in 2002* , and from this total, 42 million are in elementary school and infantile education, indicating an expressive future growth in secondary and higher education.
✓ Educational projects involving strategic partnerships are starting to multiply. Government, companies, NGOs, foundations, communities and citizen have engaged, potentiating their specific capabilities, to effectively encourage education in the required scale and comprehensiveness.

* Source: MEC/INEP/SEEC

3. INVESTMENTS

During the year of 2002, we identified opportunities to invest R$ 9.7 million in accordance with our strategy for modernization and expansion, with the expectation of return higher than our capital cost.

The main investments in **Editora** were:

✓ Reformulation in some of our main didactic editorial works, adding pedagogical-support special-service packets, with courses, lectures and exclusive sites.
✓ Release of 57 works related with the looked forward new Brazilian Civil Code, aiming at benefiting with the maximum agility from the opportunity created from the sales potential that such a large change in legislation provides.

✓ Implementation of a business intelligent tool complementing the functionality of the corporate management integrated software implemented in 2001.
✓ Development and implementation of a new information system to interconnect the head office and all branches, providing more agility in the sales service and reduction in expenditures related to logistics operations.

10.01 - MANAGEMENT REPORT

✓ Material development of our portal intended to legal professionals (www.saraivajur.com.br), through the launching of new products and services:
  - launching of 6 new products, enlarging to 27 the total of products marketed on line;
  - use of the synergies with the other business areas of Saraiva, through integrated marketing campaigns and link to our electronic retail site;
  - making available new search and browsing tools.

It must be underlined that Saraiva received, in 2002, the Automation award, from EAN Brasil - Associação Brasileira de Automação - in acknowledgment to the high degree of technological modernization and efficiency in the supply chain.

For 2003, we will remain prepared for the opportunities of new acquisitions or associations. Such strategy was shown to have high operating synergy.

In 2002, in **Livraria**, we proceeded with the project for expansion of the physical stores chain with the opening of another unit in Mega Store format, located in Shopping Tijuca, one of the main commercial places of Rio de Janeiro. It is important to underline that the new investments are being performed based on strategic premises that permit to intensify scale earnings and enable improved profitability indexes. It is worth reminding that our newest unit required an investment/m^2 40% lower in relation to the first Mega Stores.

For 2003, two other stores are foreseen:

✓ Saraiva Special Itaim, located within an important commercial center which is being constructed in one of the most noble areas of São Paulo, foreseen to June.

✓ Mega Store Shopping Flamboyant, in Goiânia, foreseen to October.

The other highlights occurred in 2002 in the physical stores chain were:

10.01 - MANAGEMENT REPORT

- ✓ Acquisition of equipment for replacement of the listening center areas in Mega Stores, with modern self-service terminals. Besides increasing customers' comfort, such investment shall generate savings in expenses with personnel.
- ✓ Material growth of our customers' loyalty-building program through "cartão preferencial Saraiva". We reached 70 thousand registered customers.

In our electronic retail operation, we performed investments in information technology, having as main purpose to enhance our sales platform an generate continuous operating efficiency gains. We are competitively positioned in a market with high growth rates. Estimates by "e-bit", an Internet-specialized institute, indicate a 40% growth in e-commerce, in 2003.

In acknowledge to the evolution obtained in our electronic retails, Saraiva was granted one of Brazilian Internet's most important awards, **iBest 2002**, in Best New Company category. Another fact which must be highlighted was the rank given to our site by "e-bit": Diamond Medal, in acknowledgement to the performance of virtual stores that reach excellence levels in service provision.

We demonstrate below the evolution of the main performance indicators for **Saraiva.com:**

Indicators	2002	2001
Customers (thousand)	705	480
Page views/month (million)*	13.9	10.8
Unique visitors/month (thousand)	1,300	1,250
% on the total net sales of	11.3	7.9

Livraria		
Average ticket (R$)	62	55

* Average of the last quarter of each year

4. HUMAN RESOURCES

We reach the end of 2002 with 2,375 employees, representing a reduction of 31 collaborators in relation to the prior year, caused by rationalization measures.

The index of productivity, measured by the turnover/average number of employees ration, presented an increase, from R$ 161.1 thousand in 2001 to R$ 162.6 thousand in 2002.

Along 2002, we developed several professional qualification programs, aiming at the formation of people with potential for innovation, to as to prepare them to exceed the increasingly higher expectations of customers.

✓ In Editora, technical development courses were performed.

✓ In Livraria, we implemented several motivational and training programs:

- creation of "Prata da Casa Vale Ouro" ["home silver is worth gold"] program, aiming at valuing and retaining talents.
- creation of the training multipliers program, intended to promote higher integration of new collaborators.
- realization of research of organizational climate, aiming at identifying the factors for satisfaction and loyalty.
- realization of courses and lectures, to which 6,054 people attended and 25 thousand training hours.

5. RESULTS

EDITORA

The table below summarizes the main data on economic-financial performance:

R$ million

10.01 - MANAGEMENT REPORT

Description	2002		2001		AH %
	Value	A V %	Value	A V %	
Net sale	173.3	*100.0*	194.3	*100.0*	(11)
Gross margin	120.3	*69.4*	126.4	*65.0*	(5)
Operating expenses	86.0	*49.6*	87.9	*45.2*	(2)
Other operating revenues	3.0	*1.8*	0.7	*0.4*	344
EBITDA	42.5	*24.5*	45.5	*23.4*	(7)
Net financial expense	(22.8)	*(13.2)*	(23.0)	*(11.8)*	(1)
Net income before equity method	16.8	*9.7*	17.0	*8.7*	(1)

Net sales decreased 11%, from R$ 194.3 million in 2001 to R$ 173.3 million in 2002. For a perfect analysis of the sales performance, it must be explained that the governmental purchases of didactic books within the scope of PNLD are based in three-year cycles, as shown in the following table:

Cycle of Acquisition of Didactic Books - PNLD For Elementary School		
Year	**New acquisition** [(1)]	**Replacement**
1	Books from 1st to 4th grade	Books from 5th to 8th grade of the prior cycle
2	Books from 5th to 8th grade	Books of 1st grade - total replacement Books from 2nd to 4th grade - partial replacement

10.01 - MANAGEMENT REPORT

3	--	Books of 1st grade - total replacement Books from 2nd to 8th grade - partial replacement

(1) New books acquired to be used for 3 years.

As demonstrated above, the total volume of books purchased by the Government is always smaller in the third year of each cycle, because the purchase includes only replacement books, in an amount sufficient only to meet the increase of enrollment and the replacement of destroyed units. Such fact was reflected in 2002, resulting a government sales volume lower than in 2001 by 40%. See evolution of our government sales for the last 3 fiscal years:

R$ million

PNLD (School year)	TOTAL SALES (Contract value)	APPROPRIATION OF SALES (Fiscal year)		
		2000	**2001**	**2002**
2000	23.5*	18.9	-	-
2001	65.6	52.9	12.7	-
2002	72.3	-	63.5	8.9
2003	41.3*	-	-	36.5
TOTAL IN THE YEAR		**71.8**	**76.2**	**45.4**

* PNLD 2000 – R$ 4.6 million of sales were appropriated in the year of 1999.
PNLD 2003 – R$ 4.8 million of sales were appropriated in the year of 2003.

In private market sales, the line of didactic books has a 1% growth. The major highlight in 2002 was the expressive 18% growth in the area of legal books, driven by the sales of works related to the new Brazilian Civil Code. It is important to underline that such performance must continue still in 2003, but it must resume the normal sales level from 2004, since this is not a recurrent event. In the most recent editorial areas, the positive highlight was that of Economy and Management books, which presented a 47% increase in sales.

The other highlights in the evaluation of the result for the period were:

✓ Improvement in the gross margin, from 65.0% in 2001 to 69.4% in 2002. In spite of the increase in production costs occurred in 2002, such effect was more than set off by the lower participation of government sales, the gross margin of which is lower to the margin from market sales.

10.01 - MANAGEMENT REPORT

✓ The operating expenses were reduced by 2%, lower than the fall in sales, which was of 11%. The lower government sales volume made difficult the dilution of fixed costs, which were still impacted by the inflationary pressure and by the collective bargaining of 8.39% in Sep/02. In view of this context, the rationalization measures implemented in the end of 2001 have contributed to counterbalance the expense increasing pressures. We expect a relevant improvement in the expenses/sales relation in 2003, with a material dilution of fixed costs.

✓ Expressive increase in other operating expenses, from R$ 0.7 million in 2001 to R$ 3.0 million in 2002. It is worth mentioning that in this account financial results from prior fiscal years were recorded, related to:

- provisioning of R$ 0.9 million of financial expenses related to the adoption of a more conservative accounting criterion for the legal action which deals with the adjustment for inflation for the year of 1994;
- reversal of R$ 2.4 million of financial expenses related to the contingent liabilities of the judicial action on PIS, paid with release from fines and interests (According to Provisional Measure Nº 38 - DOU of 05/15/2002).

✓ Improvement in the EBITDA/net sale margin, from 23.4% in 2001 to 24.5% in 2002. In spite of the lower sales volume, the improvement in gross margin favored the relative growth of such indicator.

✓ Reduction of 1% in net financial expenses. The main factor to negatively affect expenses was the strong exchange rate devaluation, impacting in R$ 13.4 million our Dollar-based liabilities. In spite of such impact, the final net financial result was favored by:

- lower level of indebtedness along the year;

- positive result from hedging operations for short-term installments of our Dollar-based liabilities, generating a net financial revenue of R$ 3.0 million.

✓ The net income/net sales relation improved from 8.7% to 9.7% in 2002. Th net income before equity method for the controlled company Livraria had a slight reduction, from R$ 17.0 million in 2001 to 16.8 million in 2002. It is worth highlighting that the net income in 2002 was favored in R$ 0.7 million, in relation to the non-operating revenue in the sale of assets.

10.01 - MANAGEMENT REPORT

LIVRARIA

Aiming at an accurate analysis, we demonstrate below the main financial data of Livraria, separating the result of physical stores and on-line retail through saraiva.com.br website. The aggregate data of Livraria (physical stores + on-line retail) is informed in the explanatory note on investments.

PHYSICAL STORES

Economic-financial performance:

R$ million

Description	2002		2001		AH %
	Value	A V %	Value	A V %	
Net sale	175.6	*100.0*	177.3	*100.0*	(1)
Gross margin	65.2	*37.1*	66.9	*37.7*	(3)
Operating expenses	63.3	*36.0*	61.8	*34.9*	2
EBITDA	10.0	*5.7*	13.6	*7.7*	(27)
Non-operating revenue	1.9	*1.1*	(0.1)	*(0.1)*	(1770)
Net Income	0.3	*0.2*	1.8	*1.0*	(82)

The main highlights in the performance of physical stores in 2002 were:

✓ Fall of 1% in net sales, explained by:

- scenario of economic retraction and turbulence in political area, affecting consumer's level of reliance and harming retail sales;
- lower number of major editorial releases;
- fewer stores in operation during 2002, in comparison with 2001, as shown in the evolution below:

Store model	12/31/02	12/31/01	09/30/02	09/30/01	06/30/02	06/30/01	03/31/02	03/31/01
Mega Store (1)	13	13	13	13	13	13	12	13
Traditional (2)	18	19	18	19	18	20	18	20

10.01 - MANAGEMENT REPORT

TOTAL	31	32	31	32	31	33	30	33

(1) - Mega Store Music Hall – Shopping Eldorado – SP – closed in Jan/02
- Mega Store Shopping Tijuca – RJ – opened in April/02.

(2) - Store within Universidade São Judas – SP – closed in June/01
- Traditional store located in Shopping Tijuca – RJ – discontinued in Feb/02.

In the concept "same stores", the sales were stable, highlighting the better performance of stores comparable in Mega Store format, which grew 2%, while comparable traditional stores decreased by 6%.

✓ Reduction in gross margin, from 37.7% in 2001 to 37.1% in 2002. The fall is explained by 2 factors:
- change in product mix sold;
- more aggressive discount policy because of competition.

✓ Growth of 2% in operating expenses. The main factors that drove the increase in expenses were:
- collective bargaining of 8.1% in Dec/01 and 11.0% in Dec/02;
- pre-operating expenditures with the Mega Store opened in Shopping Tijuca - RJ;
- expenditures with extraordinary terminations with personnel restructuring.

Although many factors contributed to drive the growth of expenses, several measures were adopted during 2002, including reductions in personnel, that contributed to reduce such effects. For 2003, we expect gains in expenses/sales relation.

✓ Impact of three extraordinary events:
- reversal of financial expenses from prior fiscal years related to the contingent liabilities of the judicial action on PIS, paid with release from fines and interests (According to MP Nº 38) favoring other operating revenues in R$ 1.4 million;
- provisioning of R$ 3.3 million of financial expenses from prior fiscal years, resulting from the adoption of a more conservative accounting criterion for the contingent liabilities related legal action which deals with the adjustment for inflation for the year of 1994, affecting the Other Operating Expenses account;

- non-operating result of R$ 2.0 million, assessed by the valance between insurance indemnities and the corresponding write-off of assets (according to explanatory note).

✓ Reduction in profitability indicators. The reduction in sales and margin resulted in the worsening of EBITDA, from R$ 13.6 million in 2001 to R$ 10.0 million in 2002. Whereas the final net income went from a profit of R$ 1.8 million in 2001 to R$ 0.3 million in 2002.

✓ As a result of the investments in information technology and the growing centralization of purchases, besides advancements in the development of partnerships with suppliers, our administration of working capital presented gains in 2002. The turnover of inventories was reduced by 3 days and the average term for payment of suppliers increased by 4 days.

SARAIVA.COM.BR

R$ million

Description	2002		2001		AH %
	Value	A V %	Value	A V %	
Net sale	22.5	*100.0*	15.3	*100.0*	47
Gross margin	7.9	*35.1*	5.9	*38.5*	34
Operating expenses	11.9	*53.0*	14.2	*93.0*	(16)
EBITDA	(3.3)	*(14.5)*	(7.7)	*(50.1)*	(57)
Net Income	(2.8)	*(12.6)*	(5.8)	*(38.1)*	(51)

The highlights found in the above figures were:

✓ Growth of 47% in net sales.

✓ Reduction in gross margin, from 38.5% in 2001 to 35.1% in 2002, reflecting a more aggressive discount strategy for year-end sales, in relation to the policy of the main competitors.

✓ Reduction of 16% in operating expenses, which turned to represent 53.0% of net sales against 93.0% in the same period of the prior year. Such expressive gain of efficiency is due to the success of the rationalization measures taken.

10.01 - MANAGEMENT REPORT

✓ Fall of 51% in loss, from R$ 5.8 million in 2001 to R$ 2.8 million in 2002.

It is important to highlight that the results obtained are compatible with our projections. The market conditions that have permitted the fast growth in electronic retail are becoming more intense. The technology advancements and the increase in number of Internauts. Combined with the increase of reliance by consumers in relation to the security of payments and delivery, reinforce the potential for growth.

CONSOLIDATED

Consolidated net sales had a reduction of 5%, from R$ 380.2 million in 2001 to R$ 362.8 million in 2002. Such result reflects the lower Government sales volume at Editora.

The net income for the fiscal year was of R$ 14.3 million in 2002, against R$ 13.0 million in 2001, representing a growth of 10% and indicating a return of 16% on the initial stockholders' equity.

The main factor that contributed to the growth in consolidated net income was the improvement in the net income from e-commerce operations, which exceeded the reduction in the income from physical stores and favored the consolidated result in R$ 1.5 million.

It is further worth highlighting that the negative impacts of the strong exchange rate devaluation in the period and the adoption of a more conservative accounting criterion for the legal action which deals with the adjustment for inflation for the year of 1994 were set off by:

- lower general level of indebtedness along the year;
- gain with hedge operations for short term installments of our Dollar-based liabilities;
- reversal of expenses related to the write-off of contingent liabilities.

6. CAPITAL STRUCTURE/SUBSEQUENT EVENTS

INDEBTEDNESS

The consolidated net indebtedness went from R$ 38.2 million in December 2001 to R$ 45.5 million in the end of 2002. The net indebtedness/EBITDA relation went from 0.7 to 0.9. The average indebtedness along the year presented a reduction in 2002, from R$ 55.9 million in 2001 to R$ 47.2 million in 2002.

HEDGE

The financial liabilities exposed to exchange rate variation was equivalent to US$ 6.3 million on the date of closing of this report, with semiannual installments to mature between Dec/03 and Jun/06. Following our strategy of minimizing the impact of exchange rate variation to the cash, we have structured hedge operations for the next short-term installments, Jun/03 (total) and Dec/03 (partial), so as to be passive in CDI and active in exchange variations.

7. CAPITAL MARKET/SUBSEQUENT EVENTS

We demonstrate below a summary of the operations with shares of Saraiva for the last three fiscal years:

Description	2002	2001	2000
• Number of transactions	385	1,078	1,570
• Amount transacted - thousand	1,573	2,825	2,405
• Volume transacted - R$ thousand	13,791	32,119	30,646
• Price of share - R$ at the end of the period	9.10(**)	10.85 (*)	11.00 (*)
Total outstanding shares at the end of the period - thousand	22,983	23,269	23,442

(*) Price of PNB-type share
(**) Price of PN-type share

10.01 - MANAGEMENT REPORT

Source: Bovespa

We made, in the year of 2002, the repurchase of 286 thousand preferred shares, which are kept in treasury. In 2003, we proceeded to the program of repurchase of shares and up to the closing of this report 46 thousand share had been repurchased. In the aggregate 332 thousand shares were repurchased, representing 1.43% of the total capital of the company.

It is worth reminding that, during the year of 2002, the first transactions with level-1 ADRs of the company were carried out, generating 45 thousand issues and 20 thousand cancellations of ADRs.

8. CORPORATE GOVERNANCE

We have as philosophy to follow the best Corporate Governance practices, through a policy of transparence and respect to the investors and minor shareholders.

Along the last years, we have developed several actions aiming at being a distinct company in its relationship with the market:

- ✓ We were the first company in Brazil to establish in the bylaws the tag-along mechanism, so that the holders of preferred shares are protected against the risk of possible non-maximization of their investments in case of disposal of control.
- ✓ Non-controlling shareholders have an active representative in the Board of Directors.

- ✓ We have a site for relations with investors, http://sf.editorasaraiva.com.br, with full information on the Company, including financial statements.

In compliance to CVM instruction 381, we inform that the audit company KPMG provided services exclusively related to the external audit in 2002.

9. REMUNERATION OF SHAREHOLDERS

The Board of Directors, at a meeting held on December 11, 2002, approved the payment of R$ 8.6 million (R$ 0.37488122/share) in remuneration of the shareholders, as interests on proper capital, already including in this value the minimum mandatory dividend. This amount represents 60% of the result from the fiscal year.

10. SOCIAL ACTIVITY

In social area, the highlights or our action in 2002 were:

- ✓ For the 4th consecutive year, Saraiva received the title Empresa que Educa ["Company that Educates"] granted by SENAC to companies that support the Professional Qualification Program, intended to prepare young people to the employment market.
- ✓ Realization of solidarity campaigns aiming at collecting and distributing donations.
- ✓ Creation of Jorge Saraiva Institute, the main scope of action of which is to promote the social inclusion of low-income children, teenagers and old people and those bearing special needs.
- ✓ Continuity of Telecurso 2000 project, in partnership with SENAI and Roberto Marinho Foundation, providing to our collaborators the opportunity of completing elementary and secondary education. In 2002 we had the first group of completing-students, with 28 collaborators.

11. PERSPECTIVES

The speed of changes in modern markets has required a high degree of efficiency and innovation, in particular for companies that wish to stand out in increasingly competitive scenarios.

At **Editora**, we have invested in innovative products and services. We have focused on the production of editorial works with distinct added values, which mean a true advancement in the concept of book. The excellent level of approval of PNLD/2004 certifies the success of our editorial management model and brings positive perspectives for sales. We also remain open to study possibilities of new acquisitions and associations. Our **Portal Jurídico** [legal portal] is already the Brazilian largest legal business site. It is an indispensable reference to the community of law professionals. We expect a relevant value generation in the medium and long run.

At **Livraria** we are strongly positioned to grow in an efficient manner. The expansion of the physical stores chain will permit important scale gains which are essential to increase profitability. At **varejo on-line** [on-line retail] we will focus our efforts on the intensification of our competitive advantages, in particular the synergies with physical stores.

12. THANKS

At the end of another fiscal year, we wish to express our sincere thanks for the cooperation of our employees, authors, suppliers, customers and shareholders.

São Paulo, March 10, 2003.

The Management

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS Base Date: 12/31/2002 Corporate Law

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

THE REGISTRATION WITH CVM DOES NOT IMPLY ANY CONSIDERATION ON THE COMPANY, AND THEIR OFFICERS ARE RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26
4 - NIRE 35300025300		

01.02 - HEAD OFFICE

1 - FULL ADDRESS				2 - DISTRICT OR SUBDISTRICT	
Av. Marquês de São Vicente n° 1697				Barra Funda	
3 - CEP 01139-904	4 - CITY São Paulo				5-UF SP
6 - DDD 011	7 - TELEPHONE 36113344	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX	
11 - DDD 011	12 - FAX 36113308	13 - FAX	14 - FAX		
15 - E-MAIL http://www.editorasaraiva.com.br					

01.03 - DIRECTOR OF INVESTORS RELATIONS (Company's mail address)

1 - NAME					
João Luís Ramos Hopp					
2 - FULL ADDRESS Rua Edgard Teotônio Santana 206				3 - DISTRICT OR SUBDISTRICT Barra Funda	
4 - CEP 01140-030	5 - CITY São Paulo				6 - UF SP
7 - DDD 011	8 - TELEPHONE 3611-3344	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX	
12 - DDD 011	13 - FAX 3619-3062	14 - FAX	15 - FAX		
16 - E-MAIL jlhopp@editorasaraiva.com.br					

01.04 - REFERENCE / AUDITOR

FISCAL YEAR	1 - FISCAL YEAR INITIAL DATE	2 - FISCAL YEAR FINAL DATE
1 - Last	01/01/2002	31/12/2002
2 - One before last	01/01/2001	31/12/2001
3 - Two before last	01/01/2000	31/12/2000
4 - AUDITOR'S DENOMINATION/CORPORATE NAME KPMG Auditores Independentes		5 - CVM CODE 00418-9
6 - TECH. RESP. PERSON'S NAME Fernando Octavio Sepulveda Munita		7 - TECH. RESP. PERSON'S CPF 839.708.198-49

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS Base Date: 12/31/2002 Corporate Law

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

01.05 - COMPOSITION OF THE CAPITAL STOCK

Number of Shares (Thousand)	1 12/31/2002	2 12/31/2001	3 12/31/2000
Of Paid-in Capital			
1 - Common	9,622	9,622	9,622
2 - Preferred	13,647	13,647	13,820
3 - Total	23,269	23,269	23,442
In Treasury			
4 - Common	0	0	0
5 - Preferred	286	0	0
6 - Total	286	0	0

01.06 - COMPANY'S CHARACTERISTICS

1 -TYPE OF COMPANY Business, Industrial and Other Companies
2 -TYPE OF SITUATION Operational
3- NATURE OF MAJOR SHAREHOLDING National Private
4 - ACTIVITY CODE 1070000 - Publishing and Press
5 - MAIN ACTIVITY Publishing and Printing of Books
6 - CONSOLIDATE TYPE Total

01.07 - CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - CORPORATE NAME

01.08 - MONEY PROCEEDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - PROCEEDS	5 - BEGINNING OF PAYMENT	6. - SHARE TYPE	7 - VALUE OF PROCEEDS PER SHARE

01.09 - INVESTORS' RELATIONS DIRECTOR

1 - DATE	2 – SIGNATURE
03/10/2003	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.01 - BALANCE SHEETS - ASSETS (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 12/31/2002	4- 12/31/2001	5 - 12/31/2000
1	Total Assets	178,639	186,113	187,335
1.01	Current Assets	86,985	84,218	92,189
1.01.01	Available funds	508	1,463	2,483
1.01.01.01	Cash and banks	508	1,463	2,483
1.01.01.02	Securities	0	0	0
1.01.02	Credits	32,338	30,886	40,513
1.01.02.01	Customers	26,244	28,750	36,768
1.01.02.02	Dividends to receive from controlled company	0	0	0
1.01.02.03	Recoverable taxes	3,084	1,831	3,225
1.01.02.04	Other	3,010	305	520
1.01.03	Inventories	53,978	50,510	47,051
1.01.03.01	Finished products	32,934	30,711	29,711
1.01.03.02	Goods for resale	0	99	3,446
1.01.03.03	Products in process	14,690	14,652	8,233
1.01.03.04	Raw material	5,985	4,760	5,325
1.01.03.05	Packaging and consumption materials	369	288	336
1.01.04	Other	161	1,359	2,142
1.01.04.01	Expenses of the next fiscal year	161	1,359	2,142
1.02	Long term assets	8,605	9,522	12,132
1.02.01	Miscellaneous credits	0	0	0
1.02.02	Credits with related persons	0	0	4,799
1.02.02.01	With affiliates	0	0	0
1.02.02.02	With controlled companies	0	0	4,799
1.02.02.03	With other related persons	0	0	0
1.02.03	Other	8,605	9,522	7,333
1.02.03.01	Deposits for tax incentives	0	0	0
1.02.03.02	In-court deposits	6,082	5,470	2,944
1.02.03.03	Deferred income tax and social contribution	2,477	4,013	3,117
1.02.03.04	Other	46	39	1,272
1.03	Permanent Assets	83,049	92,373	83,014
1.03.01	Investments	51,780	54,282	43,247

01.01 - IDENTIFICATION

1 - CVM CODE 01047-2	2 - CORPORATE NAME SARAIVA S.A. LIVREIROS EDITORES	3 - CNPJ 60.500.139/0001-26

1.03.01.01	Interests in affiliates	0	0	0
1.03.01.02	Interests in controlled companies	50,981	53,483	42,508
1.03.01.02.01	Livraria e Papelaria Saraiva S.A.	50,981	53,483	42,508
1.03.01.03	Other Investments	799	799	739
1.03.01.03.01	Tax incentives	744	744	684
1.03.01.03.03	Other	55	55	55
1.03.02	Fixed assets	27,589	32,537	32,350
1.03.02.01	Land	2,029	5,019	5,019
1.03.02.02	Buildings and constructions	5,744	6,764	6,544
1.03.02.03	Furniture, utensils and facilities	5,171	6,245	7,728
1.03.02.04	Vehicles	852	1,005	805
1.03.02.05	Machines and equipment	2,493	3,302	4,265
1.03.02.06	Data processing equipment	10,700	9,602	7,351
1.03.02.07	Other fixed assets	600	600	638
1.03.03	Deferred	3,680	5,554	7,417
1.03.03.01	Premium to amortize	3,172	4,759	6,344
1.03.03.02	Other	508	795	1,073

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS Base Date: 12/31/2002 Corporate Law

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.02 - BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 12/31/2002	4- 12/31/2001	5 - 12/31/2000
2	Total liabilities and stockholder's equity	178,639	186,113	187,335
2.01	Current liabilities	56,583	63,517	70,550
2.01.01	Borrowing and Financing operations	18,523	8,419	26,624
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	19,914	32,573	24,628
2.01.04	Taxes, Fees and Contributions	961	3,082	1,036
2.01.04.01	Provision for income tax	0	1,470	0
2.01.04.02	Provision for social contribution	0	0	0
2.01.04.03	Taxes and social charges	961	1,612	1,036
2.01.05	Payable dividends	0	0	0
2.01.06	Provisions	3,955	3,654	3,463
2.01.06.01	Provision for vacations	2,366	2,215	2,033
2.01.06.02	Interest of officers	1,589	1,439	1,430
2.01.07	Debts with related persons	0	0	0
2.01.08	Other	13,230	15,789	14,799
2.01.08.01	Payable expenses and accounts	679	1,621	2,078
2.01.08.02	Payable copyrights	3,935	6,304	4,289
2.01.08.03	Proposed interest on proper capital	8,616	7,864	8,432
2.02	Long term liabilities	31,135	34,889	34,030
2.02.01	Borrowing and financing operations	22,659	21,809	23,465
2.02.02	Debentures	0	0	0
2.02.03	Provisions	8,032	12,548	9,911
2.02.03.01	Provisions for contributions and taxes	8,032	12,548	9,911
2.02.04	Debts with related persons	0	0	0
2.02.05	Other	444	532	654
2.03	Results from future fiscal years	0	0	0
2.05	Stockholders' equity	90,921	87,707	82,755
2.05.01	Realized capital stock	36,880	34,715	34,460
2.05.01.01	Updated capital stock	36,880	34,715	34,460
2.05.02	Capital reserves	13,947	13,947	13,503
2.05.02.01	Reserves for tax incentives	4,427	4,427	4,123

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

2.05.02.02	Reserve of subscribers' premium	8,653	8,653	8,513
2.05.02.03	Reserve to maintain proper working capital	724	724	724
2.05.02.04	Other	143	143	143
2.05.03	Reevaluation reserves	0	0	0
2.05.03.01	Proper assets	0	0	0
2.05.03.02	Controlled companies/ affiliates	0	0	0
2.05.04	Profit reserves	38,857	37,808	33,555
2.05.04.01	Legal	6,234	5,519	4,871
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Of Realizable Profits	0	0	0
2.05.04.05	Retention of Profits	0	0	0
2.05.04.06	Special for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	32,623	32,289	28,684
2.05.04.07.01	Reserve for capital increase	35,090	32,289	28,684
2.05.04.07.02	Treasury shares	(2,467)	0	0
2.05.05	Cumulated profit/loss	1,237	1,237	1,237

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS Base Date: 12/31/2002 Corporate Law

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01047-2	2 - CORPORATE NAME SARAIVA S.A. LIVREIROS EDITORES	3 - CNPJ 60.500.139/0001-26

03.01 - STATEMENTS OF INCOME (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 01/01 - 12/31/2002	4 - 01/01 - 12/31/2001	5 - 01/01 - 12/31/2000
3.01	Gross Revenue from sales and/or services	180,032	201,699	178,314
3.02	Deductions from gross revenue	(6,739)	(7,359)	(6,507)
3.03	Net Revenue from sales and/or services	173,293	194,340	171,807
3.04	Cost of goods and/or services sold	(53,019)	(67,938)	(64,091)
3.05	Gross Income	120,274	126,402	107,716
3.06	Operating expenses/revenues	(108,325)	(114,248)	(97,021)
3.06.01	With sales	(47,889)	(53,058)	(43,708)
3.06.02	General and administrative	(31,393)	(28,530)	(25,833)
3.06.02.01	Officers' fees	(2,270)	(1,816)	(1,674)
3.06.02.02	Other	(29,123)	(26,714)	(24,159)
3.06.03	Financial	(22,848)	(23,008)	(17,351)
3.06.03.01	Financial revenues	4,412	832	1,506
3.06.03.02	Financial expenses	(27,260)	(23,840)	(18,857)
3.06.04	Other operating revenues	3,168	749	827
3.06.05	Other operating expenses	(6,861)	(6,376)	(7,064)
3.03.05.01	Depreciation	(6,740)	(6,314)	(7,010)
3.03.05.02	Other	(121)	(62)	(54)
3.03.06	Income from equity method	(2,502)	(4,025)	(3,892)
3.07	Operating income	11,949	12,154	10,695
3.08	Non-operating income	977	(323)	119
3.08.01	Revenues	4,806	10	119
3.08.02	Expenses	(3,829)	(333)	0
3.09	Income before Taxation/Interest	12,926	11,831	10,814
3.10	Provision for Income Tax and Social Contribution	(4,209)	(6,067)	(3,911)
3.11	Deferred Income Tax	(1,447)	763	(1,032)
3.12	Statutory Interests/Contributions	(1,589)	(1,439)	(1,430)
3.12.01	Interests	(1,589)	(1,439)	(1,430)
3.12.01.01	Officers' interests	(1,589)	(1,439)	(1,430)
3.12.02	Contributions	0	0	0
3.13	Reversion of Interests on Proper Capital	8,616	7,864	8,432
3.15	Profit/Loss of the fiscal year	14,297	12,952	12,873

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

	NUMBER OF EX-TREASURY SHARES (Thousand)	22,983	23,269	23,442
	PROFIT PER SHARE	0.62207	0.55662	0.54914
	LOSS PER SHARE			

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

04.01 - STATEMENT OF CASH FLOWS (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 01/01 - 12/31/2002	4 - 01/01 - 12/31/2001	5 - 01/01 - 12/31/2000
4.01	INFLOW	42,623	39,558	42,520
4.01.01	From Operations	39,829	28,917	28,188
4.01.01.01	Profit/loss from the fiscal year	14,297	12,952	12,873
4.01.01.02	Amounts not representing movement in working capital	25,532	15,965	15,315
4.01.01.02.01	Depreciation and amortization	8,123	7,958	7,333
4.01.01.02.02	Equiv. Div. stockholder's equity and capital gain	2,502	4,025	3,880
4.01.01.02.03	Exchange monetary variation long term assets liabilities	9,642	4,454	2,715
4.01.01.02.04	Deferred income tax and social contribution	1,448	(1,018)	1,287
4.01.01.02.05	Write-offs of investments	0	0	0
4.01.01.02.06	Write-offs of fixed and deferred assets	3,817	303	100
4.01.01.02.07	Provision for losses on investments	0	243	0
4.01.02	From Stockholders	0	161	0
4.01.02.01	Capital increase	0	21	0
4.01.02.02	Reserve of subscribers' premium	0	140	0
4.01.03	From third parties	2,794	10,480	14,332
4.01.03.01	Capital reserve from tax incentives	0	304	0
4.01.03.05	Financing obtained	0	0	3,495
4.01.03.06	Established dividends - rev. Interests on proper capital	0	0	0
4.01.03.07	Increase in long term liabilities	2,794	2,078	1,837
4.01.03.08	Reduction in long term assets	0	8,098	9,000
4.02	OUTFLOW	32,922	40,496	52,284
4.02.01	Proposed interests on proper capital	8,616	7,864	8,432
4.02.02	Acquisition of fixed and deferred assets	5,119	6,584	12,374
4.02.03	Investments	0	304	0
4.02.04	Incorporation of unrealized assets from controlled companies	0	0	0
4.02.05	Payment of controlled company capital increase	0	15,000	9,000
4.02.06	Treasury shares	2,467	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

4.02.07	Cancellation of treasury shares	0	29	0
4.02.08	Reduction of long term liabilities	4,190	0	0
4.02.09	Increase in long term assets	2,251	4,592	17,156
4.02.10	Payment of established dividends	0	0	288
4.02.11	Transfer to current liabilities	10,279	5,551	5,034
4.02.12	Extinction of preferred shares - PNA	0	572	0
4.03	Increase/Decrease in Current Capital	9,701	(938)	(9,764)
4.04	Variation of Current Assets	2,767	(7,971)	22,719
4.04.01	Current assets beginning of the fiscal year	84,218	92,189	69,470
4.04.02	Current assets end of the fiscal year	86,985	84,218	92,189
4.05	Variation of Current Liabilities	(6,934)	(7,033)	32,483
4.05.01	Current liabilities beginning of the fiscal year	63,517	70,550	38,067
4.05.02	Current liabilities end of the fiscal year	56,583	63,517	70,550

1 - IDENTIFICATION

VM CODE	2 - CORPORATE NAME	3 - CNPJ
7-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

1 - STATEMENT OF CHANGES IN THE STOCKHOLDERS' EQUITY FROM 01/01/2002 TO 12/31/2002 (Thousand Reais)

CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 – PROFIT RESERVES	7 - CUMULATED PROFIT/LOSSES	8 - TOTAL STOCKHOLDERS' EQUITY
	Starting Balance	34,715	13,947	0	37,808	1,237	87,707
	Adjustment from prior fiscal years	0	0	0	0	0	0
	Increase/Reduction in Capital Stock	2,165	0	0	(2,165)	0	0
.01	With profit reserves	2,165	0	0	(2,165)	0	0
	Realization of reserves	0	0	0	0	0	0
	Treasury Shares	0	0	0	(2,467)	0	(2,467)
	Profit/Loss from the fiscal year	0	0	0	0	14,297	14,297
	Destinations	0	0	0	5,681	(14,297)	(8,616)
.01	Legal Reserve	0	0	0	715	(715)	0
.02	Transfer to profit reserve	0	0	0	4,966	(4,966)	0
.03	Interests on proper capital	0	0	0	0	(8,616)	(8,616)
	Other	0	0	0	0	0	0
	Ending Balance	36,880	13,947	0	38,857	1,237	90,921

1 - IDENTIFICATION

VM CODE	2 - CORPORATE NAME	3 - CNPJ
7-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

2 - STATEMENT OF CHANGES IN THE STOCKHOLDERS' EQUITY FROM 01/01/2001 TO 12/31/2001 (Thousand Reais)

CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 – PROFIT RESERVES	7 - CUMULATED PROFIT/LOSSES	8 - TOTAL STOCKHOLDERS' EQUITY
.	Starting Balance	34,460	13,503	0	33,555	1,237	82,755
!	Adjustment from prior fiscal years	0	0	0	0	0	0
3	Increase/Reduction in Capital Stock	255	140	0	(234)	0	161
3.01	With profit reserves	234	0	0	(234)	0	0
3.02	Private Subscription	21	140	0	0	0	161
4	Realization of reserves	0	0	0	0	0	0
5	Treasury Shares	0	0	0	(29)	0	(29)
5	Profit/Loss from the fiscal year	0	0	0	0	12,952	12,952
7	Destinations	0	0	0	5,088	(12,952)	(7,864)
7.01	Legal Reserve	0	0	0	648	(648)	0
7.02	Transfer to profit reserve	0	0	0	4,440	(4,440)	0
7.03	Interests on proper capital	0	0	0	0	(7,854)	(7,864)
3	Other	0	304	0	(572)	0	(268)
3.01	Option of Tax incentive – IR	0	304	0	0	0	304
3.02	Extinction of preferred shares – PNA	0	0	0	(572)	0	(572)
9	Ending Balance	34,715	13,947	0	37,808	1,237	(87,707)

01 - IDENTIFICATION

CVM CODE	2 - CORPORATE NAME	3 - CNPJ
47-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02 - STATEMENT OF CHANGES IN THE STOCKHOLDERS' EQUITY FROM 01/01/2000 TO 12/31/2000 (Thousand Reais)

- CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REEVALUATION RESERVES	6 – PROFIT RESERVES	7 - CUMULATED PROFIT/LOSSES	8 - TOTAL STOCKHOLDERS' EQUITY
1	Starting Balance	34,309	13,503	0	29,553	1,237	78,602
2	Adjustment from prior fiscal years	0	0	0	0	0	0
3	Increase/Reduction in Capital Stock	151	0	0	(151)	0	0
3.01	With profit reserve	151	0	0	(151)	0	0
4	Realization of reserves	0	0	0	0	0	0
5	Treasury Shares	0	0	0	0	0	0
6	Profit/Loss from the fiscal year	0	0	0	0	12,873	12,873
7	Destinations	0	0	0	4,153	(12,585)	(8,432)
7.01	Legal Reserve	0	0	0	644	(644)	0
7.02	Transfer to profit reserve	0	0	0	3,509	(3,509)	0
7.03	Proposed interests on proper capital	0	0	0	0	(8,432)	(8,432)
8	Other	0	0	0	0	(288)	(288)
8.01	Payment of established dividends	0	0	0	0	(288)	(288)
9	Ending Balance	34,460	13,503	0	33,555	1,237	82,755



PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

Corporate Law

Base Date: 12/31/2001

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (Thousand Reais)

1 – CODE	2 – DESCRIPTION	3 - 12/31/2002	4 - 12/31/2001	5 - 12/31/2000
1	Total Assets	235,719	242,009	246,499
1.01	Current Assets	152,981	147,065	145,942
1.01.01	Available funds	4,978	9,070	8,035
1.01.01.01	Cash and banks	4,978	7,260	8,035
1.01.01.03	Securities	0	1,810	0
1.01.02	Credits	49.477	46,478	47,706
1.01.02.01	Customers	40,642	43,769	43,177
1.01.02.02	Recoverable taxes	4,323	2,108	3,913
1.01.02.03	Other	4,512	601	616
1.01.03	Inventories	98,313	90,102	88,018
1.01.03.01	Finished products and goods	76,949	70,175	73,813
1.01.03.02	Products in process	14,690	14,652	8,233
1.01.03.03	Raw material	5,985	4,760	5,325
1.01.03.04	Packaging and consumption materials	689	515	647
1.01.04	Other	213	1,415	2,183
1.01.04.01	Expenses of the next fiscal year	213	1,415	2,183
1.02	Long term assets	22,207	21,207	14,440
1.02.01	Miscellaneous credits	0	0	0
1.02.02	Credits with related persons	0	0	0
1.02.02.01	With affiliates	0	0	0
1.02.02.02	With controlled companies	0	0	0
1.02.02.03	With other related persons	0	0	0
1.02.03	Other	22,207	21,207	14,440
1.02.03.01	Deposits for tax incentives	0	0	0
1.02.03.02	In-court deposits	13,015	11,381	6,286
1.02.03.03	Deferred income tax and social contribution	9,144	9,785	6,880
1.02.03.04	Other	48	41	1,274
1.03	Permanent Assets	60,531	73,737	86,117
1.03.01	Investments	1,079	1,079	1,019
1.03.01.01	Interests in affiliates	0	0	0
1.03.01.02	Interests in controlled companies	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

1.03.01.02.01	Premium on investment in controlled company	0	0	0
1.03.01.03	Other Investments	1,079	1,079	1,019
1.03.01.03.01	Tax incentives	1,024	1,024	964
1.03.01.03.02	Other	55	55	55
1.03.02	Fixed assets	49,919	58,438	63,565
1.03.02.01	Land	2,032	5,022	5,022
1.03.02.02	Buildings and constructions	7,056	8,152	8,007
1.03.02.03	Furniture, utensils and facilities	20,790	24,731	29,775
1.03.02.04	Vehicles	947	1,107	1,052
1.03.02.05	Machines and equipment	2,623	3,485	4,484
1.03.02.06	Data processing equipment	15,236	14,745	13,991
1.03.02.07	Other fixed assets	1,235	1,196	1,234
1.03.03	Deferred	9,533	14,220	21,533
1.03.03.01	Premium to amortize	3,172	4,759	6,344
1.03.03.02	Other	6,361	9,461	15,189

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

Corporate Law

Base Date: 12/31/2001

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2002	4 - 12/31/2001	5 - 12/31/2000
2	Total liabilities and stockholder's equity	235,719	242,009	246,499
2.01	Current liabilities	91,128	94,168	101,144
2.01.01	Borrowing and Financing operations	23,947	14,319	33,075
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	42,793	51,013	44,223
2.01.04	Taxes, Fees and Contributions	3,132	5,148	2,125
2.01.04.01	Provision for income tax	0	1,470	0
2.01.04.02	Social contribution	0	0	0
2.01.04.03	Taxes and social charges	3,132	3,678	2,125
2.01.05	Payable dividends	0	0	0
2.01.06	Provisions	5,645	5,229	4,804
2.01.06.01	Provision for vacations	4,056	3,790	3,374
2.01.06.02	Interest of officers	1,589	1,439	1,430
2.01.07	Debts with related persons	0	0	0
2.01.08	Other	15,611	18,459	16,917
2.01.08.01	Payable expenses and accounts	3,060	4,291	4,196
2.01.08.02	Copyrights	3,935	6,304	4,289
2.01.08.03	Proposed interest on proper capital	8,616	7,864	8,432
2.02	Long term liabilities	53,625	60,087	62,550
2.02.01	Borrowing and financing operations	29,132	32,052	38,934
2.02.02	Debentures	0	0	0
2.02.03	Provisions	23,182	26,843	21,615
2.02.03.01	Provisions for contributions and taxes	23,182	26,843	21,615
2.02.04	Debts with related persons	0	0	0
2.02.05	Other	1,311	1,192	2,001
2.03	Results from future fiscal years	0	0	0
2.04	Minor interests	45	47	50
2.05	Stockholders' equity	90,921	87,707	82,755
2.05.01	Realized capital stock	36,880	34,715	34,460
2.05.01.01	Updated capital stock	36,880	34,715	34,460
2.05.02	Capital reserves	13,947	13,947	13,503

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

2.05.02.01	Reserves for tax incentives	4,427	4,427	4,123
2.05.02.02	Reserve of subscribers' premium	8,653	8,653	8,513
2.05.02.03	Reserve to maintain proper working capital	724	724	724
2.05.02.04	Other	143	143	143
2.05.03	Reevaluation reserves	0	0	0
2.05.03.01	Proper assets	0	0	0
2.05.03.02	Controlled companies/ affiliates	0	0	0
2.05.04	Profit reserves	38,857	37,808	33,555
2.05.04.01	Legal	6,234	5,519	4,871
2.05.04.02	Statutory	0	0	0
2.05.04.02.01	Treasury shares	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Of Realizable Profits	0	0	0
2.05.04.05	Retention of Profits	0	0	0
2.05.04.06	Special for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	32,623	32,289	28,684
2.05.04.07.01	Reserve for capital increase	35,090	32,289	28,684
2.05.04.07.02	Treasury Shares	(2,467)	0	0
2.05.05	Cumulated profit/loss	1,237	1,237	1,237

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

Corporate Law

Base Date: 12/31/2001

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

07.01 - CONSOLIDATED STATEMENTS OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01 - 12/31/2002	4 - 01/01 - 12/31/2001	5 - 01/01 - 12/31/2000
3.01	Gross Revenue from sales and/or services	391,863	407,929	352,751
3.02	Deductions from gross revenue	(29,071)	(27,690)	(24,162)
3.03	Net Revenue from sales and/or services	362,792	380,239	328,589
3.04	Cost of goods and/or services sold	(169,482)	(181,048)	(160,495)
3.05	Gross Income	193,310	199,191	168,094
3.06	Operating expenses/revenues	(184,542)	(188,935)	(159,328)
3.06.01	With sales	(104,234)	(109,353)	(88,739)
3.06.02	General and administrative	(43,222)	(39,380)	(35,346)
3.06.02.01	Officers' fees	(3,628)	(2,888)	(2,610)
3.06.02.02	Other	(39,594)	(36,492)	(32,736)
3.06.03	Financial	(26,268)	(25,947)	(21,207)
3.06.03.01	Financial revenues	5,177	1,927	2,680
3.06.03.02	Financial expenses	(31,445)	(27,874)	(23,887)
3.06.04	Other operating revenues	3,583	1,051	1,202
3.06.05	Other operating expenses	(14,401)	(15,306)	(15,238)
3.06.05.01	Depreciation	(13,727)	(15,203)	(15,137)
3.06.05.02	Other	(674)	(103)	(101)
3.06.06	Income from equity method	0	0	0
3.07	Operating income	8,768	10,256	8,766
3.08	Non-operating income	2,880	(437)	148
3.08.01	Revenues	10,357	10	189
3.08.02	Expenses	(7,477)	(447)	(41)
3.09	Income before Taxation/Interest	11,648	9,819	8,914
3.10	Provision for Income Tax and Social Contribution	(4,209)	(6,067)	(3,911)
3.11	Deferred Income Tax	(171)	2,772	863
3.12	Statutory Interests/Contributions	(1,589)	(1,439)	(1,430)
3.12.01	Interests	(1,589)	(1,439)	(1,430)
3.12.01.01	Officers' interests	(1,589)	(1,439)	(1,430)
3.12.02	Contributions	0	0	0
3.13	Reversion of Interests on Proper Capital	8,616	7,864	8,432
3.14	Minor interests	2	3	5

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS

Corporate Law

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

Base Date: 12/31/2001

01.01 - IDENTIFICATION

1 - CVM CODE 01047-2	2 - CORPORATE NAME SARAIVA S.A. LIVREIROS EDITORES	3 - CNPJ 60.500.139/0001-26

3.15	Profit/Loss of the fiscal year	14,297	12,952	12,873
	NUMBER OF EX-TREASURY SHARES (Thousand)	22,983	23,269	23,442
	PROFIT PER SHARE	0.62207	0.55662	0.54914
	LOSS PER SHARE			

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS

Corporate Law

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

Base Date: 12/31/2001

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

08.01 - CONSOLIDATED STATEMENT OF CASH FLOWS (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01 - 12/31/2002	4 - 01/01 - 12/31/2001	5 - 01/01 - 12/31/2000
4.01	INFLOW	57.954	42,887	53,478
4.01.01	From Operations	48.274	36,936	34,678
4.01.01.01	Profit/loss from the fiscal year	14.297	12,952	12,873
4.01.01.02	Amounts not representing movement in working capital	33.977	23,984	21,805
4.01.01.02.01	Depreciation and amortization	16.686	19,339	17,633
4.01.01.02.02	Deferred income tax and social contribution	553	(3,027)	(608)
4.01.01.02.03	Minor interests	(2)	(3)	(5)
4.01.01.02.04	Exchange monetary variation long term assets liabilities	10.554	5,455	3,944
4.01.01.02.05	Write-offs of investments	0	0	0
4.01.01.02.06	Write-offs of fixed and deferred assets	6.186	1,977	811
4.01.01.02.07	Provision for losses on investments	0	243	30
4.01.02	From Stockholders	0	161	0
4.01.02.01	Capital increase	0	21	0
4.01.02.02	Reserve of subscribers' premium	0	140	0
4.01.03	From third parties	9.680	5,790	18,800
4.01.03.01	Capital reserve from tax incentives	0	304	0
4.01.03.05	Financing obtained	1.195	0	12,585
4.01.03.06	Established dividends - rev. Interests on proper capital	0	0	0
4.01.03.07	Increase in long term liabilities	8.485	4,247	6,215
4.01.03.08	Reduction in long term assets	0	1,239	0
4.02	OUTFLOW	48.988	34,788	56,606
4.02.01	Proposed interests on proper capital	8.616	7,864	8,432
4.02.02	Acquisition of fixed and deferred assets	9.666	8,875	32,694
4.02.03	Acquisition of investments	0	304	37
4.02.04	Treasury shares	2.467	0	0
4.02.05	Cancellation of treasury shares	0	29	0
4.02.06	Reduction of long term liabilities	6.494	0	0
4.02.07	Increase in long term assets	4.765	5,101	5,384
4.02.08	Transfers to current assets	16.990	12,043	9,771

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

4.02.09	Payment of established dividends	0	0	288
4.02.10	Extinction of preferred shares - PNA	0	572	0
4.03	*Increase/Decrease in Current Capital*	8.956	8,099	(3,128)
4.04	Variation of Current Assets	5.916	1,123	33,448
4.04.01	Current assets beginning of the fiscal year	147.065	145,942	112,494
4.04.02	Current assets end of the fiscal year	152.981	147,065	145,942
4.05	Variation of Current Liabilities	(3.040)	(6,976)	36,576
4.05.01	Current liabilities beginning of the fiscal year	94.168	101,144	64,568
4.05.02	Current liabilities end of the fiscal year	91.128	94,168	101,144

09.01 - OPINION FROM INDEPENDENT AUDITORS - WITHOUT EXCEPTIONS

To the Directors and Stockholders of
Saraiva S.A. Livreiros Editores
São Paulo - SP

1. We have examined the balance sheets of Saraiva S.A. Livreiros Editores and the consolidated balance sheets of this Publishing Company (Editora) and its controlled company as of December 31, 2002 and 2001 and the corresponding statements of income, statements of changes in stockholders' equity and statements of cash flows, corresponding to the fiscal years ended as of such dates, prepared under the responsibility of its management. Our responsibility is to state an opinion on these financial statements.

2. Our examinations have been conducted according to the audit standards applicable in Brazil and included: (a) the planning of the works, considering the relevance of balances, the volume of transactions and the accounting and internal-control systems of the Company; (b) the finding, based on tests, of the evidences and records that support the disclosed amounts and accounting information; and (c) the evaluation of the most relevant accounting practices and estimates adopted by the Company's management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to above fairly present, in all relevant respects, the equity and financial position of Saraiva S.A. Livreiros Editores and the consolidated equity and financial position of this Publishing Company (Editora) and its controlled company as of December 31, 2002 and 2001, the results from its operations, the changes in its stockholders' equity and its cash flows, corresponding to the fiscal years ended on that dates, according to the accounting practices adopted in Brazil.

March 10, 2003.

KPMG Auditores Independentes

CRC 2SP014428/O-6

Fernando Octavio Sepúlveda Munita

Accountant - CRC 1SP105080/O-0

PUBLIC FEDERAL SERVICE

CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

DFP - STANDARD FINANCIAL STATEMENTS

BUSINESS, INDUSTRIAL AND OTHER COMPANIES

Corporate Law

Base Date: 12/31/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

TABLE OF CONTENTS

11.01 - NOTES TO THE FINANCIAL STATEMENTS

1. Operating Context

Saraiva S.A. Livreiros Editores (Editora) has as main activity the publishing of books in the elementary and secondary school, paradidactic, legal and economics/administration areas.

The operating cycle of Editora presents a high seasonality during the year, concentrating 80% of the sales between the last quarter of the year and first quarter of the following year. This turnover concentration is determined by two factors: (a) the "Back to School" period in the first quarter; and (b) the sale of didactic books of elementary school to the government in the fourth and first quarters of the year.

2. Presentation of the financial statements

The financial statements were prepared based on the accounting practices issued by the Brazilian corporate law and standards of the Brazilian Securities and Exchange Commission.

Description of the main accounting practices

a. Financial investments

Recorded at cost, plus earnings applicable up to the date of the balance sheets, that do not exceed market value.

b. Rights and obligations

Updated at the exchange rate and/or financial charges, according to the agreements in force, so that they reflect the amounts applicable up to the date of the balance sheets. The liabilities in foreign currency were converted into Reais at the exchange date of the date of ending of the fiscal year.

c. provision for bad debts

Constituted in an amount deemed to be enough to face possible losses in the realization of the receivables from customers and receivable checks. Credits considered to be irrecoverable are directly led to the result of the fiscal year.

d. Inventories

Evaluated at the average acquisition or production cost, which does not exceed the market value.

e. Investments

The investment in controlled company is evaluated by the equity method and the other investments are evaluated at cost, deducted from the provision for devaluation.

f. Fixed assets

Recorded at the acquisition, formation or construction cost. The depreciation is calculated by the straight-line method at rates that consider the useful life of the goods.

g. deferred assets

Recorded at the acquisition and formation cost; basically refer to premium to be amortized, pre-operating expenditures with commercial assignment and expenses incurred before the start of operations of new stores. The amortization of these expenditures is made within the term of 5 years, or according to the contractual provisions of the rentals, from the start of business operations of the stores.

11.01 - NOTES TO THE FINANCIAL STATEMENTS

The premium to be amortized, arising from the acquisition of corporate interests, had as economical basis the expectation of future profitability based on the projections of capacity of generation of future profits within the term expected for return of investment, was transferred from investments to deferred assets as a result of the incorporation of the investment in August 1999, and is being linearly amortized in 60 monthly installments, calculated according to the results projected for the 5-year period counted from January 2000.

h. Copyrights

They are credited upon the realization of sales and, in some cases, upon the acquisition of publishing rights. In the first case, the rights are considered as sales expenses, and are led to the result and, in the second case, they are included in the production cost.

i. Provisions

The provisions are recorded based on the best estimates for the involved risk.

j. Income tax and social contribution

The taxes on profit or loss of the fiscal year include the current and deferred values.

The income tax and social contribution of the fiscal year are calculated, respectively, at the rate of 15% on the taxable profit, plus the additional amount of 10% and, at the rate of 9% on the adjusted book profit.

The deferred income tax and social contribution are presented in the current assets, long-term assets and liabilities, according to Note 11. They are recorded to reflect the future tax effects attributable to: temporary differences between the tax base of assets and liabilities and their corresponding accounting value; and tax loses and negative base of social contribution.

The deferred tax assets so constituted consider the following aspects: a) is based on the expectation of realization of the future taxable profit, using the tax rates in force on the date of ending of the fiscal year; b) is annually revised and adjusted if any material change occurs in the expected profits; and c) the accounting record in the financial statements meet the requirements of Normative Instruction CVM No. 371 of June 27, 2002.

3. Consolidated Financial Statements

The consolidated financial statements correspond to the financial statements of Saraiva S.A. Livreiros Editores and of its controlled company, as follows:

	Interest percentage %	
	2002	**2001**
Livraria e Papelaria Saraiva S.A.	99.91	99.91

The consolidated financial statements were prepared according to the provisions contained in the Share Companies Act, in the rules issued by the Brazilian Securities and Exchange Commission and according to the main procedures adopted for consolidation, which include:

- Elimination of the rights and obligations, as well as revenues and costs and expenses arising from transactions performed between the companies included in the consolidation;
- Elimination of the investments in the parent company against the controlled company's stockholders' equity; and
- Participation of the minor stockholders in the stockholders' equity and in the net loss of the fiscal year of the controlled company is presented, in highlight, in the balance sheets and in the statements of income, respectively.

4. Accounts to receive from customers

	Editora		Consolidated	
	2002	2001	2002	2001
Invoices to receive	23,332	28,064	22,157	27,982
Credit cards	16	59	14,552	13,949
Checks to receive	4,223	2,244	5,774	3,745
Others	10	31	10	119
Provision for bad debts	(1,337)	(1,648)	(1,851)	(2,026)
	26,244	28,750	40,642	43,769

5. Inventories

	Editora		Consolidated	
	2002	2001	2002	2001
Finished products	32,934	30,711	32,934	30,711
Goods for resale	-	99	44,015	39,464
Products in progress	14,960	14,6552	14,690	14,652
Raw material	5,985	4,760	5,985	4,760
Packing and consumption materials	369	288	689	515
	53,978	20,510	98,313	90,102

6. Investments

	Editora		Consolidated	
	2002	2001	2002	2001
Interest in controlled company	50,981	53,483	-	-
Other investments	3,765	3,765	5,164	5,164
Provision for devaluation	(2,966)	(2,966)	(4,085)	(4,085)
	51,780	54,282	1,079	1,079

The interest in controlled company is represented by the investment in Livraria e Papelaria Saraiva S.A. and the main information on the interest is:

	2002	2001
Number of shares of the capital stock - Thousand	57,540	57,540
Number of shares owned - Thousand	57,490	57,490
Percentage interest in the capital	99.91%	99.91%

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Updated capital stock	51,210	51,210
Stockholders' equity	51,026	53,530
Value of the investment	50,981	53,483
Net loss in the period - Calculation basis of the equity-method value	(2,504)	(4,028)
Result from equity method	(2,502)	(4,025)

The statements of income of the operations of the controlled company in the fiscal years ended on December 31, 2002 and 2001 are presented separately below:

	2002	**2001**
Gross operating revenue	220,378	212,902
Deductions (ICMS, PIS and COFINS)	(22,332)	(20,331)
Net operating revenue	18,046	192,571
Cost of sales	(124,983)	119,756
Gross profit	73,063	72,815
Operating expenses (revenues)		
Sales	56,372	56,321
Administrative	10,471	9,778
Officers' fees	1,358	1,072
Financial expenses	4,186	4,034
Financial revenues	(765)	(1,094)
Depreciation and amortization	6,987	8,889
Other	138	(262)
	78,747	78,738
Operating Loss	(5,684)	(5,923)
Non-operating income	1,904	114
Loss before income tax and social contribution	(3,780)	(6,037)
Income tax and social contribution	1,276	2,009
Net loss of the fiscal year	(2,504)	(4,028)
Net loss of the fiscal year per share (in R$)	(0.04)	(0.07)

Web-based sales operations

With the purpose of disseminating the income from e-commerce operations performed by Livraria e Papelaria Saraiva S.A., we present the income from these operations separately from the income of the fiscal year:

11.01 - NOTES TO THE FINANCIAL STATEMENTS

	2002	2001
Gross operating revenue	24,892	16,564
Deductions (ICMS, PIS and COFINS)	(2,422)	(1,272)
Net operating revenue	22,470	15,292
Cost of sales	14,589	(9,399)
Gross profit	7,881	5,893
Operating expenses		
Sales	10,989	13,193
Officers' fees	186	368
Financial	291	392
Depreciation and amortization	739	661
Others	(33)	-
	12,172	14,614
Loss before income tax and social contribution	(4,291)	(8,721)
Income tax and social contribution	1,459	2,902
Net loss of the fiscal year	(2,832)	(5,819)

7. Fixed Assets

	Annual Deprec. Rate	Editora		Consolidated	
		2002	2001	2002	2001
Adjusted cost:					
Land	-	2,029	5,019	2,032	5,022
Buildings and constructions	4%	8,212	9,202	10,109	11,099
Furniture, utensils and facilities	10%	20,571	19,773	62,721	64,152
Data processing equipment	20%	19,045	15,373	30,636	27,211
Vehicles	20%	2,305	2,195	2,557	2,414
Machine and equipment	10%	11,903	11,909	12,216	12,293
Other fixed assets	-	600	600	1,235	1,196
		64,665	64,071	121,506	123,387
Cumulated depreciation		(37,076)	(31,534)	(71,587)	(64,949)
		27,589	32,537	49,919	58,438

8. Deferred Assets

Editora	Consolidated

	2002	2001	2002	2001
Pre-operating expenses and other deferred values	1,445	1,445	24,433	26,508
Premium to amortize	7,931	7,931	7,931	7,931
Cumulated amortization	(5,696)	(3,822)	(22,831)	(20,219)
	3,680	5,554	9,533	14,220

9. Borrowing and financing operations

	Editora		Consolidated	
	2002	2001	2002	2001
Current:				
Borrowing operations				
secured account	1,510	-	1,510	-
Bacen Resolution 2.770	7,888	2,129	7,888	2,129
	9,398	2,129	9,398	2,129
Financing				
National currency				
BNDES - FINEM	919	889	6,343	6,789
Foreign currency				
International Finance Corporation (IFC)	8,206	5,401	8,206	5,401
	18,523	8,419	23,947	14,319
Long term:				
Financing				
National currency				
BNDES - FINEM	2,274	3,067	8,747	13,310
Foreign currency:				
International Finance Corporation (IFC)	20,385	18,742	20,385	18,742
	22,659	21,809	29,132	32,052

The composition of the long term by year of maturity is as follows:

	2004	**2005**	**2006**	**2007**	**Total**
Editora	9,061	9,061	4,537	-	22,659
Consolidated	11,844	11,249	5,939	100	29,132

The national currency borrowing operations - secured account, are subject to the addition of financial charges calculated based on the variation of CDI.

The foreign currency borrowing operations refer to transfer of funds raised abroad according to Resolution Bacen No. 2770, combined with interest rate swap operations equivalent to CDI variation (Note 15) and are secured by promissory notes. On the principal, adjusted according to the Dollar exchange variation, annual interests apply, according to the respective agreements.

On the financing obtained by Editora with BNDES - FINEM, with mortgage guaranty, annual interests of 3.5% apply, plus the Long Term Interest Rate (TJLP). On the financing obtained by the controlled company, also with BNDES - FINEM, 100% guaranteed by Editora, annual interests between 3% and 3.5% apply, plus TJLP. In relation to the financing obtained by the controlling company, in a contractual amendment executed on 07/29/2002, the terms for utilization and grace periods for remaining sub-credits were extended and clauses with additional obligations to the controlling company were added, among which: that not to reduce the capital stock; not to take part in merger, split or amalgamation processes, nor to encumber or dispose of its permanent assets without BNDES's prior authorization.

On the financing obtained with IFC, subject to the Dollar exchange variation, annual interests of 3% above LIBOR apply. The agreement is free of any collateral, and, until its full release, Editora will keep its current stockholding position with Livraria e Papelaria Saraiva S.A., and the controlling shareholders will keep, on a joint basis, at least 50% of the voting commons shares in Editora.

The BNDES - FINEM financing operations were intended to the acquisition and implementation of a Corporate Mangement Integrated System - ERP and to the construction of a Distribution Center. The financing operations obtained by Editora with the International Finance Corporation (IFC) and by the controlled company, with BNDES - FINEM, were intended to the project of investment in Mega Stores and the modernization of conventional stores of the controlled company.

10. Related Parties

The transactions among related parties included business operations of purchase and sale and loan with Livraria e Papelaria Saraiva S.A. and have been performed on an arm's length basis.

Balances	**2002**	**2001**
Current Assets		
Receivables	1,304	277
Current Liabilities		
Payables	-	28
Transactions		
Sales of goods	8,519	6,647
Purchases of goods	27	26

11. Deferred income tax and social contribution

11.01 - NOTES TO THE FINANCIAL STATEMENTS

The deferred income tax and social contribution are originated as follows:

	Editora		Consolidated	
	2002	**2001**	**2002**	**2001**
Current assets (in the item "Recoverable taxes"):	381	-	381	-
Long term assets:				
Tax loss and negative basis for social contribution	-	-	2,848	2,245
Legal actions PIS/COFINS	2,477	4,013	6,296	7,540
	2,477	4,013	9,144	9,785
Long term liabilities (in the item "Others"):				
Deferment of the encouraged accelerated depreciation	279	367	279	367
Premium to amortize - Art. 7 of Law No. 9532/97	165	165	165	165
	444	532	444	532

The conciliation of expense calculated by the application of combined tax rates and the expense of income tax and social contribution debited from the result is demonstrates as follows:

	Editora		Consolidated	
	2002	**2001**	**2002**	**2001**
Accounting profit before IR and CSLL	12,926	11,831	11,648	9,819
Reversion of interests on proper capital	8,616	7,864	8,616	7,864
Adjusted accounting profit before IR and CSLL	21,542	19,695	20,264	17,683
Combined tax rate	34%	34%	34%	34%
IR and CSLL according to the combined tax rate	(7,325)	(6,697)	(6,892)	(6,013)
Permanent additions:				
Non-deductible expenses	(211)	(183)	(264)	(226)
Equity method	(851)	(1,368)	-	-
Permanent deletions:				
Interests on proper capital	2,877	2,627	2,877	2,627
Other deletions	143	130	143	130
Other items	(289)	187	(244)	187
	(5,656)	(5,304)	(4,380)	(3,295)
IR and CSLL in the income from the fiscal year				
Current	(4,209)	(6,067)	(4,209)	(6,067)

Deferred	(1,447)	763	(171)	(2,772)
	(5,656)	(5,304)	(4,380)	(3,295)
Effective rate on the adjusted net profit	26.3%	26.9%	21.6%	18.6%

CVM Instruction 371 of 06/27/2002

The controlling and controlled companies, based: a) on the expectation of generation of future taxable profits and positive cash flows, brought to current values; and b) on the history of profitability and positive cash flows for the last five years; thus fitting to the provisions and conditions set forth by CVM instruction 371/02, acknowledged and recorded in their financial statements, the deferred tax assets formed on the long term liabilities, represented by legal actions to challenge federal taxes and, in the case of the controlled company, also, on the balance of tax losses and negative bases for social contribution.

The management considers the accounting value of the deferred tax assets constituted in Editora related to the temporary differences that can be realized in the proportion of the final settlement of the legal actions filed.

The estimate for realization of deferred tax assets of the controlled company is concentrated in the next years, namely:

Balance sheets dates	**Realization of deferred tax assets**	**Balance of the deferred tax assets**
Balance of the deferred assets on 12/31/2002	-	6.666
12/31/2003	306	6.360
12/31/2004	838	5.522
12/31/2005	1.512	4.010
12/31/2006	2.154	1.856
12/31/2007	1.227	629
12/31/2008	629	-

12. Provision for contributions and taxes

Editora and its controlled company discuss in court the legality of some federal taxes related to PIS, COFINS, IR AND CSLL.

In relation to the Legal Actions challenging the correction of the inflationary indexes carried out by Law 8,880/94 - Real Plan with reflexes on the IR and CSLL payable amounts, an additional provision was constituted equivalent to R$ 3.069 (R$ 622 - Editora; R$ 2,447 - Controlled company), already discounting the tax effects, arising from a more conservative position in relation to the perspective of gains.

Pursuant to Art. 11 of Provisional Measure 38/02, Editora and its controlled company liquidated in the fiscal year a portion of their respective contingent liabilities represented by Legal Actions that sought the division of the PIS debt into installments. The payment, with release from fine and interests, which were calculated only on the period from February 1999 to July 2002, was made in the fiscal year in six equal successive installments plus SELIC interest rates. The consolidated net effect led to the income from the fiscal year, already discounting the tax effects, represents an amount equivalent to R$ 4,526 (R$ 2,811 - Editora; R$ 1,715 - Controlled company).

The composition of the provision is as follows:

	Editora		Consolidated	
	2002	**2001**	**2002**	**2001**
PIS - Division into installments with 1% interests and without fine	-	7,442	-	12,886
PIS/COFINS - increase of base and increase of rate	6,282	4361	13,475	9,292
IR/CSLL - Real Plan - Law No. 8,880/94	1,750	745	9,707	4,665
	8,032	12,548	23,182	26,843

13. Stockholders' Equity

At a Special General Meeting, changes were approved to the provisions of the Corporate Bylaws, pursuant to the minutes of April 25, 2002.

The capital stock, fully paid in, in the amount of R$ 36,880 (R$ 34,715 in 2001), is represented by 23,269,203 shares, of which 9,622,313 are common shares and 13,646,890 are preferred shares without par value. The Company is authorized to increase the capital stock, regardless of the statutory form, by up to 500,000 shares, and may reach the limit of 23,769,203 shares issued.

Preferred shares cannot exceed 2/3 of the total issued shares, do not entitle to vote, except as set forth by law or in the bylaws, are not convertible into common shares and attribute the following advantages to the shareholder: a) distinct treatment in case of change of control of the Company, pursuant to the bylaws; b) dividends equal to those attributed to common shares, and c) participation in the distribution of bonus-bearing shares from capitalization of reserves, cumulated profits and any other funds, in equal conditions as the holders of common shares.

All shares are entitled to a minimum dividend of 25% of the adjusted net profit of each fiscal year.

The remaining balance of cumulated profits is prior to the effectiveness of Law No. 6404/76.

Treasury Shares - CVM Instructions 10/80 and 298/97

At a Meeting of the Board of Directors of 08/21/2002, based on the Corporate Bylaws, an authorization was approved for the acquisition of 500,000 preferred book shares issued by the Company to remain in treasury.

In the fiscal year, between the months of September and November, 286,300 shares were acquired at an average cost of R$ 8.61. The market value for these shares, calculated based on the last quotation before the date of ending of the fiscal year, is of R$ 2,605 thousand (R$ 9.10 per share).

14. Interests on proper capital

At a Meeting of the Board of Directors of Editora of December 11, 2002, the remuneration of proper capital of R$ 8,616 (R$ 0.37488122 per share) was approved, to be paid within a term which will be established by the Annual General Meeting. The value of such remuneration considers the minimum obligatory dividend of R$ 3,395.

The dividends were calculated as follows

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Net profit of the fiscal year	14,297
Legal reserve	(715)
	13,852
Minimum obligatory dividends - 25%	3,395

The interests on proper capital, calculated pursuant to Art. 9 of Law No. 9249/95 and changes introduced by Law No. 9430/96, were recorded for tax purposes in financial expenses and, later, eliminated from the statements of income and presented in the stockholders' equity, according to the CVM's Decision No. 207/96. The effect on the calculation of provisions for income tax and social contribution in the fiscal year was a reduction of R$ 2,877 (R$ 2,627 in 2001).

15. Financial Instruments

Operations with derivatives

Editora performs operations recorded in equity accounts that have as purpose to meet their operating needs and the reduction of exposition to currency and interest-rates flotation risks. The operations are performed with financial institutions known to be solid and managed by the financial area with determination of limits of positions and exposition and monitoring of the involved risks.

The operations with derivatives performed by the Editora in the fiscal year were as follows:

a. Exchange hedge - swap agreements without cash to offer coverage to the amortization installments of the financing with International Finance Corporation (IFC), of June 15, 2002, December 15, 2002 and June 15, 2003. The operations contracted respectively on 11/05/2001, 03/04/2002 and 04/12/2002, involving the amount of US$ 4,200, resulted in a gain recorded in the fiscal year of R$ 2,985; and

b. Interest rate swap agreements linked to the loans obtained pursuant to Resolution 2770 - Bacen - (Note 9). The operations result in financial expenses recorded of R$ 860, equivalent to the CDI variation and involved an amount of R$ 13,000 (US$ 4,489)

Other financial instruments

In compliance with CVM Instruction No. 235/95, the accounting balances and the market values for the financial instruments included in the balance sheets consolidated on December 31, 2002 are identified below:

Description	Accounting Balance	Market Value
Available funds	4,978	4,978
Recoverable taxes	4,323	4,323
Deferred income tax and social contribution - assets	9,144	6,748

11.01 - NOTES TO THE FINANCIAL STATEMENTS

Investments evaluated at cost without listing in stock exchange	1,079	1,079
Loans and financing:		
In national currency	15,090	15,090
In foreign currency	37,989	37,989
Deferred income tax and social contribution - liabilities	444	444

Criteria, premises and limitations used in the calculation of the market value

a. Deferred Income tax and social contribution

The market value for deferred income tax and social contribution was calculated based on the current value assessed by the future cash flows and using the long term interest rate - TJLP.

b. Loans and financing

The accounting balances of loans and financing materially correspond to the financing obtained with BNDES and with IFC. The market values for these financing operations are identical to the accounting balances, since there are no similar instruments in the national market with comparable maturity and interest rates.

c. Limitations

The market values were estimated at a specific time, based on "relevant market information". The changes in the premises may materially affect the estimates presented.

16. Non-operating income

On August 24, 2002, the controlled company had one of its warehoused reached by fire. The facilities, as well as all the operating assets, including inventories were covered by insurance policy. The assessed income with the write-off of the assets, considering the insurance coverage, was positive in R$ 2,035 and is recorded in non-operating income.

17. Insurance coverage

On December 31, 2002, Editora and its controlled company had insurance coverage against fire and several risks for the fixed assets and for inventories, at values considered to be enough to cover possible losses.

SARAIVA S/A LIVREIROS EDITORES

Public Company - CNPJ/MF - 60.500.139/0001-26

ANNUAL AND SPECIAL GENERAL MEETINGS

CALL NOTICE

The shareholders are hereby called to attend the Annual and Special General Meetings which will be successively held on April 24th, 2003, at 4:00 p.m., **IN THE EXECUTIVE BOARD'S BUILDING, AT RUA DR. EDGAR THEOTÔNIO SANTANA, 206, 3th FLOOR, BARRA FUNDA (CEP: 01140-030), SÃO PAULO-SP**, with the purpose of resolving on the following Agenda: **1. ANNUAL GENERAL MEETING:** 1.1. Examination, discussion and voting of the management report and financial statements together with the independent auditors' opinion, related to the fiscal year ended on 12/31/2002; 1.2. Approval of managers' profit sharing in the Company; 1.3. Income allocation; 1.4. Fixing of date for payment of own capital remuneration; 1.5. Election of members of the Board of Directors and fixing of Management's global remuneration; 1.6. Other matters which might be of interest of the Company. **2. SPECIAL GENERAL MEETING:** 2.1. Alteration of the following provisions of the Bylaws: (i) Art. 18, § 1, "f" and § 3, "e" and "f", in order to provide that, in all such cases, disposal or liens of permanent assets cannot be made successively, exceeding, with respect to the sum of each quarter, the limits thus established. 2.2. Increase of capital stock by incorporation of reserves for capital increase, without modification in the number of shares. 2.3. Consolidation of Bylaws. 2.4. Other matters which might be of interest of the Company. In compliance with CVM Instruction no. 282/98, we inform that the minimum interest percentage in the voting capital necessary to require the adoption of multiple voting is of 8% (eight percent). **GENERAL INSTRUCTIONS:** A) The representation mandates for the Meeting shall be filed at the Presiding Office of the Board of Directors, at Rua Dr. Edgar Theotônio

Santana, 206 - São Paulo - SP, up to 24 hours before the meeting is held. B) The holders of shares which are subject to Fungible Custody on the date of the Meeting, so that they might be able to paid them up, shall present a statement certifying the respective shareholding interest issued by the custody agency after 04/22/2003. São Paulo, April 8th, 2003. a) Jorge Eduardo Saraiva – Charmain of the Board of Directors. (09-10-11)